Exhibit 10.4

Execution Version

SHARE PURCHASE AGREEMENT

DATED AS OF FEBRUARY 2, 2021

TABLE OF CONTENTS

Article 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Articles, Sections and Headings	2
1.3	Extended Meanings	2
1.4	Accounting Principles	2
1.5	Currency	2
1.6	Calculation of Time	2
1.7	Exhibits and Schedules	3
Article 2 PURCHASE AND SALE		3
2.1	Purchase and Sale of Purchased Shares; Assumed and Retained Liabilities	3
2.2	Purchase Price and Allocation	3
2.3	Payment of Purchase Price	3
2.4	Pre-Closing Purchase Price Adjustments	4
2.5	Post-Closing Purchase Price Adjustments	5
2.6	Payment of the Post-Closing Adjustment	8
Article 3 REPRESENTATIONS AND WARRANTIES		8
3.1	Representations and Warranties of the Vendors	8
3.2	Representations and Warranties of the Purchaser	9
3.3	Investigation	9
3.4	Disclosure	9
3.5	Survival of Representations, Warranties and Covenants	9
Article 4 COVENANTS		10
4.1	Operation of Business	10
4.2	Cooperation	14
4.3	Standstill	15
4.4	Notice and Cure Provisions	15
4.5	Certain Covenants of the Parties	16
4.6	Pre-Closing Reorganization	17
4.7	Transferred Employees	18
Article 5 CONDITIONS PRECEDENT		19
5.1	Conditions Precedent in favour of the Purchaser	19
5.2	Conditions Precedent in favour of the Vendors	21
Article 6 CLOSING ARRANGEMENTS		22
6.1	Closing	22
6.2	Vendors’ Closing Deliveries	22
6.3	Purchaser Closing Deliveries	24
Article 7 INDEMNIFICATION		25
7.1	Indemnification by the Vendors	25
7.2	Indemnification by the Purchaser	25
7.3	Limitations on Indemnification	25
7.4	Direct Claims	26
7.5	Notice of Third Party Claims	26
7.6	Defence of Third Party Claims	27

7.7	Defence of Third Party Claims for Taxes	28
7.8	Assistance for Third Party Claims	29
7.9	Right to Claim from Escrow	29
7.10	Failure to Give Timely Notice	29
7.11	Payment and Interest	29
7.12	Purchase Price Adjustment	30
Article 8 TERMINATION		30
8.1	Termination	30
Article 9 GENERAL		30
9.1	Further Assurances	30
9.2	No Waiver	31
9.3	Cost and Expenses	31
9.4	Public Announcements	31
9.5	Successors, Assigns and Assignments	31
9.6	Entire Agreement	32
9.7	Amendments and Waivers	32
9.8	Notices	32
9.9	Governing Law and Forum	33
9.10	Severability	33
9.11	Specific Performance and other Discretionary Rights	33
9.12	Counterparts	33
9.13	Language	34
Exhibit A Definitions		1
Exhibit B Form of Escrow Agreement		1
Exhibit C Form of Mutual Release		1
Exhibit D Form of D&O Release		1
SCHEDULE 4.6.1(a)		1

EXECUTION VERSION

THIS SHARE PURCHASE AGREEMENT is made as of February 2, 2021

AMONG:	GPU.ONE HOLDING INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 3680 avenue du Musée, Montreal, Quebec, H3G 2C9;

(“GPU Holding”)

AND:

GPU.ONE ENTERPRISE INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 3682 avenue du Musée, Montreal, Quebec, H3G 2C9;

(“GPU Enterprise” and, collectively with GPU Holding, the “Vendors”)

AND:

ARGO INNOVATION LABS INC., a legal person duly incorporated under the Business Corporations Act (British Columbia), having its head office at 700-401 W. Georgia St., Vancouver, British Columbia, V6B 5A1;

(the “Purchaser”)

AND TO WHICH INTERVENES:	9366-5230 QUÉBEC INC., a legal person duly incorporated under the Business Corporations Act (Quebec), having its head office at 3680 avenue du Musée, Montreal, Quebec, H3G 2C9; (“MirabelCo”)

AND:	9377-2556 QUÉBEC INC., a legal person duly incorporated under the Business Corporations Act (Quebec), having its head office at 3680 avenue du Musée, Montreal, Quebec, H3G 2C9;

(“BaieComeauCo” and, collectively with MirabelCo, the “Targets”)

WHEREAS as of the date hereof, the Vendors are the sole shareholders of each of the Targets and, immediately following the completion of the Pre-Closing Reorganization, GPU Enterprise shall be the sole shareholder of each of the Targets;

WHEREAS the Targets are the owners of two (2) cryptocurrency mining facilities located in Mirabel, QC, and Baie-Comeau, QC (the “Business”);

WHEREAS the Purchaser desires to purchase, and the Vendors desire to sell, all of the issued and outstanding shares in the share capital of the Targets, the whole subject to the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The capitalized words and expressions used in this Agreement or in its Schedules shall have the meaning ascribed to them in Exhibit A, unless otherwise expressly stated herein.

1.2	Articles, Sections and Headings

The division of this Agreement into Articles, Sections, Exhibits and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement and not to any particular Article, Section, Exhibit, Schedule or other portion hereof. References herein to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement or of the Exhibits and Schedules hereto unless otherwise expressly stated herein.

1.3	Extended Meanings

In this Agreement, words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be made to ASPE, applicable as at the date on which such calculation or action is made or taken or required to be made or taken in accordance with ASPE.

1.5	Currency

Except as expressly provided herein, all references to currency contained herein are to lawful money of Canada.

1.6	Calculation of Time

1.6.1	Time. Time is of the essence of this Agreement.

1.6.2	Calculation of Time. Unless otherwise specified, time periods within or following which any payment or action is to be taken shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.6.3	Time of Day. All references to times of the day are to the times of the day in Montreal, Québec.

1.7	Exhibits and Schedules

The following Exhibits and Schedules attached hereto are incorporated by reference and deemed to be part hereof:

Exhibits

Exhibit A	Definitions

Exhibit B	Form of Escrow Agreement

Exhibit C	Form of Mutual Release

Exhibit D	Form of D&O Resignation and Release

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale of Purchased Shares; Assumed and Retained Liabilities

Upon and subject to the terms and conditions hereof, the Vendors shall sell to the Purchaser, and the Purchaser shall purchase from the Vendors, on the Closing Date, all of the issued and outstanding shares of the Targets (the “Purchased Shares”).

2.2	Purchase Price and Allocation

Subject to the adjustments provided in Sections 2.4 and 2.5, the purchase price for the Purchased Shares shall be equal to $8,629,002.25 (the “Purchase Price”).

2.3	Payment of Purchase Price

The Purchase Price shall be paid and satisfied at the Closing as follows:

2.3.1	Initial Consideration. The Purchaser shall pay to the Vendors at the Closing, by wire transfer of immediately available funds to the account specified by the Vendors to the Purchaser, an amount equal to $200,000.00 (the “Initial Consideration”).

2.3.2	Hydro-Québec Deposit and ADM Deposit. The Purchaser shall pay to the Vendors at Closing by wire transfer of immediately available funds to the account specified by the Vendors to the Purchaser, an amount equal to the Hydro-Québec Deposit and the ADM Deposit.

2.3.3	Set Off of Claims. The Vendors agree that the Purchaser shall operate compensation and set off the following amounts from the Purchase Price payable hereunder: (i) an amount of $7,140,408.58 in deposits previously paid by the Purchaser to the Vendors in accordance with the terms of the Master Services Agreement; and (ii) an amount of $819,730.27 in cash that the Vendors received from the Purchaser on September 9, 2020 for subcontracted hosting services received from Core Scientific Inc.

2.3.4	Adjustment and Indemnity Escrow. The Purchaser shall direct its legal counsel to pay to the Escrow Agent at Closing, by wire transfer of immediately available funds to the account specified by the Escrow Agent to the Purchaser, an amount equal to $300,000.00 (such amount, together with all interest earned thereon, is hereinafter referred to as the “Escrow Amount”). The Escrow Amount shall be held and invested for a period of six (6) months following the Closing Date and shall be disbursed as specified in the Escrow Agreement.

2.4	Pre-Closing Purchase Price Adjustments

2.4.1	Estimated Closing Indebtedness and Closing Working Capital. Between the fifth (5th) and the third (3rd) Business Days prior to the Closing Date, the Vendors shall:

(a)	deliver to the Purchaser a written good faith estimate of the Closing Indebtedness (the “Estimated Closing Indebtedness”), together with the detailed calculations and backup information supporting such estimate; and for greater certainty, liabilities that are included in Working Capital are excluded from Closing Indebtedness; and

(b)	deliver to the Purchaser a written good faith estimate of the Closing Working Capital (the “Estimated Closing Working Capital”), together with the detailed calculations and backup information supporting such estimate.

The Vendors shall supply to the Purchaser such information and documentation required by the Purchaser, and shall make themselves available to respond to requests of the Purchaser, with respect to the Estimated Closing Indebtedness and the Estimated Closing Working Capital.

For illustrative purposes, Section 2.4.1 of the Disclosure Letter contains a calculation of the Closing Indebtedness and the Closing Working Capital as if Closing had occurred on December 31, 2020 and based upon the Year-End Financial Statements. Such Section indicates how the calculations will be made and not how any particular item will be valued at Closing.

2.4.2	Pre-Closing Adjustments. The Initial Consideration shall be adjusted as follows prior to the Closing:

(a)	If the Estimated Closing Indebtedness exceeds the Desjardins Loan Amount, the Initial Consideration and the Purchase Price shall be decreased by an amount equal to the amount by which the Estimated Closing Indebtedness exceeds the Desjardins Loan Amount.

(b)	If the Estimated Closing Working Capital exceeds the Target Working Capital, the Initial Consideration and the Purchase Price shall be increased by an amount equal to the amount by which the Estimated Closing Working Capital exceeds the Target Working Capital. If the Estimated Closing Working Capital is less than the Target Working Capital, the Initial Consideration and the Purchase Price shall be decreased by an amount equal to the amount by which the Target Closing Working Capital exceeds the Estimated Closing Working Capital.

(c)	In the event any negative adjustment arising from the application of Sections 2.4.2(a) and 2.4.2(b) results in a decrease of the Initial Consideration in excess of the total value of the Initial Consideration, the remaining balance of the negative adjustment shall be deducted from the Escrow Amount and immediately remitted by the Escrow Agent to the Purchaser.

2.5	Post-Closing Purchase Price Adjustments

2.5.1	Post-Closing Adjustments. The Purchase Price shall be adjusted as follows after Closing (without duplication of any adjustments taken into account in accordance with Section 2.4):

(a)	If the Closing Indebtedness exceeds the Estimated Closing Indebtedness, the Purchase Price shall be decreased by the amount by which the Closing Indebtedness exceeds the Estimated Closing Indebtedness. If the Closing Indebtedness is less than the Estimated Closing Indebtedness, the Purchase Price shall be increased by the amount by which the Estimated Closing Indebtedness exceeds the Closing Indebtedness.

(b)	If the Closing Working Capital exceeds the Estimated Closing Working Capital, the Purchase Price shall be increased by the amount by which the Closing Working Capital exceeds the Estimated Closing Working Capital. If the Closing Working Capital is less than the Estimated Closing Working Capital, the Purchase Price shall be decreased by an amount equal to the amount by which the Estimated Closing Working Capital exceeds the Closing Working Capital.

2.5.2	Closing Date Financial Statements

(a)	No later than ninety (90) days after the Closing Date, the Purchaser shall cause Crowe BGK LLP to prepare and deliver (i) the Closing Date Financial Statements prepared in accordance with ASPE, (ii) the calculation of the Closing Indebtedness and the Closing Working Capital based on such Closing Date Financial Statements (collectively, the “Closing Calculations”). The Parties shall cooperate fully in the preparation of the Closing Calculations. The Purchaser and the Vendors shall be permitted access to the working papers of Crowe BGK LLP in respect of the Closing Date Financial Statements and the Closing Calculations in accordance with customary protocols regarding such access.

(b)	Each of the Purchaser and the Vendors may object to the Closing Calculations by written notice to the Purchaser parties, or the Vendor parties, as applicable, within thirty (30) Business Days following receipt thereof, which notice shall specify in reasonable detail those items or amounts as to which the notifying Party objects (the “Objection Notice”) and the Parties shall be deemed to have agreed upon all other items and amounts contained in such Closing Calculations which are not impacted by items or amounts objected to in the Objection Notice. If no Objection Notice is made within the period and in the manner specified in the preceding sentence, or if the Purchaser and the Vendors confirm in writing that they accept the Closing Calculations prior to the end of such thirty (30) Business Day period, then the Closing Calculations shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculations.

(c)	If an Objection Notice is delivered in the manner and within the thirty (30) Business Day period specified in the preceding paragraph, the Parties shall in good faith attempt to resolve any matters in dispute with respect to the Closing Calculations as promptly as practicable. If the Purchaser and the Vendors are unable to resolve all such items in dispute within ten (10) Business Days after the receipt of the Objection Notice giving rise to such dispute, then those items or calculations in dispute shall be submitted for resolution within five (5) Business Days following such ten (10) Business Day period to Ernst & Young LLP, or such other independent firm of chartered accountants as the Purchaser and the Vendors may agree in writing or, failing agreement, as appointed by the court (each being the “Independent Firm”). The Independent Firm will limit its review only to the specific items or calculations in dispute (except to the extent that ASPE requires adjustments to other items as a result thereof). The Parties shall use commercially reasonable efforts to cause the Independent Firm to submit its determination or opinion in a written statement delivered to the Purchaser and the Vendors as promptly as practicable, but in no event later than thirty (30) Business Days of the appointment of such Independent Firm, and such determination or opinion, together with those items accepted by the Purchaser and the Vendors in respect of the Closing Calculations or otherwise resolved between the Purchaser and the Vendors, shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculations.

(d)	For greater certainty, upon receipt of the said Objection Notice all other amounts contained in such Closing Calculations which are not impacted by items or amounts objected to in the Objection Notice shall be immediately considered as final, and shall be paid concurrently with any other amounts owing in accordance with Section 2.6.

(e)	While the Independent Firm is making its determination hereunder, the Parties shall not communicate with the Independent Firm on the subject matter of its review, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the other Parties. Each of the Purchaser and the Vendors will be permitted by the Independent Firm to make a submission with respect to its position on the matters in dispute.

(f)	The Parties will bear their respective fees and expenses (including those of their respective advisors) in preparing, auditing, reviewing, agreeing to, objecting to, or resolving, as the case may be, the Closing Calculations, except as otherwise provided in the remainder of this paragraph. The costs of any fees and expenses of the Independent Firm and of any enforcement of the determination thereof, shall be borne by the Purchaser, on the one hand, and the Vendors, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Firm at the time the determination of such firm is rendered on the merits of the matters submitted.

(g)	The accounting and audit procedures provided for by this Section 2.5.2 shall be the exclusive and conclusive methodology for determination of the matters covered thereby and shall be binding upon the Parties and shall not be contested by any of them other than as provided for in this Section 2.5.2.

2.6	Payment of the Post-Closing Adjustment

Within five (5) Business Days of the Closing Calculations becoming final as per the provisions of Section 2.5.2(b) or Section 2.5.2(c), as the case may be:

2.6.1	if the aggregate sum of the adjustments set forth in Section 2.5.1 results in an increase in the Purchase Price (the “Positive Adjustment Amount”), the Positive Adjustment Amount shall be paid by wire transfer, as follows:

(a)	the amount of the Positive Adjustment Amount shall be paid to the Vendors directly by the Purchaser; or

2.6.2	if the aggregate sum of the adjustments set forth in Section 2.5.1 results in a reduction in the Purchase Price (the “Negative Adjustment Amount”), the Negative Adjustment Amount shall be paid by wire transfer, as follows:

(a)	if the Negative Adjustment Amount is less than or equal to the unpaid balance of the POD-1 Consideration, the Purchaser and the Vendors shall operate compensation on such amounts owed to one another and the Vendors shall forever release and discharge the Purchaser from payment of the portion of the POD-1 Consideration used to compensate the Negative Adjustment Amount; and

(b)	if the Negative Adjustment Amount is greater than the unpaid balance of the POD-1 Consideration, (i) the Purchaser and the Vendors shall operate compensation on the entirety of the POD-1 Consideration and the Vendors shall forever release and discharge the Purchaser from payment of the full balance of the POD-1 Consideration used to compensate, in part, the Negative Adjustment Amount; (ii) the Escrow Agent shall deliver to the Purchaser the amount by which the Negative Adjustment Amount exceeds the unpaid balance of the POD-1 Consideration; and, if applicable, (iii) the amount by which the Negative Adjustment Amount exceeds the sum of the unpaid balance of the POD-1 Consideration and the Escrow Amount shall be paid to the Purchaser directly by the Vendors.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendors

On the date hereof and on the Closing Date, the Vendors solidarily with each other represent and warrant to and in favour of the Purchaser as set forth in Schedule 3.1 hereof and acknowledge that the Purchaser is relying upon such representations and warranties in entering into this Agreement and purchasing the Purchased Shares notwithstanding any investigation made at any time by or on behalf of the Purchaser.

3.2	Representations and Warranties of the Purchaser

On the date hereof and on the Closing Date, the Purchaser represents and warrants to and in favour of the Vendors as set forth in Schedule 3.2 hereof and acknowledges that the Vendors are relying upon such representations and warranties in entering into this Agreement notwithstanding any investigation made at any time by or on behalf of the Vendors.

3.3	Investigation

No investigations, inspections, reviews, surveys or tests made by or on behalf of any Party at any time shall affect, mitigate, waive, diminish the scope of or otherwise affect any representation or warranty made by any other Party in or pursuant to this Agreement.

3.4	Disclosure

Disclosure of any fact or item in any Schedule referenced by or to a particular Article or Section in this Agreement shall be deemed to have been disclosed only with respect to such Article or Section in this Agreement. The Purchaser and the Vendors acknowledge and agree that to the extent any disclosures made in the Disclosure Letter are required to be updated pursuant to the terms and conditions of this Agreement, or the Party making such disclosure deems it necessary to ensure that the disclosures made are accurate with respect to the representations and warranties made herein, the Parties agree that such updated Section of the Disclosure Letter, as applicable, shall be included in the certificates contemplated to be delivered at Closing in Sections 6.2.1(b) and 6.3.1(b), subject to the rights of the Parties set forth in Sections 5.1.2 and 5.2.2, respectively, and Article 8 hereof. For avoidance of doubt, any such amended disclosure shall specifically identify the Section or Sections of the Disclosure Letter, which are to be amended thereby.

3.5	Survival of Representations, Warranties and Covenants

3.5.1	All representations and warranties made by the Vendors in this Agreement and in the officer certificates delivered pursuant to Section 5.1.1(a) shall survive the Closing as follows:

(a)	the representations and warranties set forth in Sections 3.1.1, 3.1.2, 3.1.3, 3.1.5, 3.1.6, 3.1.7, 3.1.8, 3.1.25 and 3.1.40 of Schedule 3.1 (collectively, the “Vendor Fundamental Representations”) shall survive the Closing without time limit;

(b)	the representations and warranties set forth in Sections 3.1.29 and 3.1.30 of Schedule 3.1 with respect to Environmental and Tax matters shall survive the Closing and continue for a period ending ninety (90) days following the expiration of all prescription periods pursuant to applicable Laws, including, in the case of Tax matters, all periods allowed for objecting to and appealing from the determination of any proceedings relating to any assessment or reassessment in respect of any taxation period to which such representations and warranties or indemnity extend, taking into account any waiver or similar document extending such period; and

(c)	all of the other representations and warranties of the Vendors in this Agreement and in any Closing Document shall survive the Closing and continue for a period of twenty-four (24) months from the Closing Date.

After such periods, the Vendors shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods in accordance with the terms of this Agreement.

3.5.2	All representations and warranties made by the Purchaser in this Agreement and in the officer certificates delivered pursuant to Section 5.2.1(a) shall survive the Closing as follows:

(a)	the representations and warranties set forth in Sections 3.2.1 and 3.2.2 (the “Purchaser Fundamental Representations”) shall survive the Closing without time limit; and

(b)	all of the other representations and warranties of the Purchaser in this Agreement and in any Closing Document shall survive the Closing and continue for a period of twenty-four (24) months from the Closing Date.

After such periods, the Purchaser shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods in accordance with the terms of this Agreement.

3.5.3	The covenants, obligations and agreements of each Party contained in this Agreement and in any Closing Document, as well as the right of the Purchaser Indemnified Parties to make Claims in respect of Section 7.1.1(c) and the right of the Vendor Indemnified Parties to make Claims in respect of Section 7.2.1(c), shall survive the Closing and continue without time limit.

3.5.4	Notwithstanding anything herein contained to the contrary, in the case of any breach by a Party of any representation or warranty involving fraud, intentional or gross fault, there shall be no time limitation on the right of the other Parties to bring any Claim in respect of such breach and to be indemnified in respect thereof.

ARTICLE 4

COVENANTS

4.1	Operation of Business

4.1.1	General Terms. Without qualifying any other term of this Article 4, the Vendors hereby covenant and agree from the date hereof until the Closing Date that they shall cause the Targets to carry on, the Business only in the Ordinary Course and in compliance with all Laws. Without limiting any of the foregoing, the Vendors shall, at all times, maintain the following equipment in good operation, so as to ensure that the Purchaser can maintain its VPN and cryptocurrency mining operations currently facilitated by the Business: routing core ASA1fw.mir, and distribution cores rtr1.mir (6509), rtr2.mir (6509), sw1.local167 (2960) and sw1.office.

4.1.2	Negative Covenants. Without limiting the foregoing, the Vendors hereby covenant and agree that they shall not, and shall cause the Targets not to, do or attempt to do, enter into any discussion or take any steps with respect to any of the following:

(a)	proceed with any merger, amalgamation, plan of arrangement, reorganization or other business combination or similar transaction or the acquisition of all or a material portion of the shares, assets or business of any Person which would affect the transactions contemplated herein;

(b)	reduce the stated capital of the Targets;

(c)	sell, lease, transfer, create or allow any Encumbrance to affect, or otherwise dispose of, any of the assets of the Targets, other than inventory in the Ordinary Course;

(d)	proceed with any joint venture, strategic alliance, non-competition or similar restrictive covenant or other transaction which would restrict the Vendors’ or Targets’ ability to carry out the transactions contemplated herein;

(e)	permit or have any acceleration or discounting in the collection of the Accounts Receivable, or any delay in the payment of Accounts Payable of Targets, it being understood that the collection and payment of such accounts respectively shall at all times be made in the Ordinary Course;

(f)	change any accounting methods, principles, practices or policies or any business practices or policies relating to the Targets;

(g)	permit or have any material change in the nature or operation of the Business of Targets;

(h)	incur or guarantee any Liability (other than in the Ordinary Course), make any loans, advances or capital contributions to, or make any other investment in, any Person, or issue or sell any equity, debt or convertible securities;

(i)	declare or pay any dividend or declare, authorize or make any distribution of, on or in respect of any securities of the Targets;

(j)	amend any of the Constating Records of the Targets;

(k)	split, combine or reclassify any shares in the share capital of the Targets or allot, reserve, set aside, issue, authorize, purchase, redeem, deliver, create an Encumbrance or dispose of any shares in the share capital of the Targets and any of its securities;

(l)	institute, cancel or modify any Employee Plan;

(m)	enter into any transaction, understanding or arrangement with any Person with whom the Vendors or the Targets are not dealing at arm’s length (as this term is defined for the purpose of the Tax Act);

(n)	effect any capital expenditure or make any commitment to make a capital expenditure in excess of $5,000;

(o)	enter into, renew, or terminate any Material Contract, or amend or revise any Material Contract in a manner which is adverse to any of the Targets which is party to such Material Contract or the Business going forward, or enter into: (i) any multi-year Contracts that cannot be terminated by the Purchaser without penalty or that contain liquidated damage or penalty provisions of any kind, or (ii) obligations under commodity purchase or option agreements or other commodity price hedging arrangements (whether contingent or matured) or Derivative Contracts;

(p)	proceed with any liquidation, consolidation, recapitalization or other restructuring of the Targets;

(q)	pay or agree to pay to any Person: (i) any increase in compensation, benefits, severance or termination pay, or (ii) any bonus, severance amounts for termination or termination packages;

(r)	other than as expressly contemplated in this Agreement, hire, terminate or enter into any employment agreement with any Employees;

(s)	commence, settle or compromise any Claim (subject to the obligations of the Vendors pursuant to Section 4.5.2(e));

(t)	with respect to Taxes of the Targets, make or change any Tax election, change any annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment, enter into any advance pricing agreement with respect to Taxes, or other agreement with a Governmental Authority, surrender any right to claim a Tax abatement, reduction, exemption, credit or refund, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or take any similar action relating to the filing of any material Tax Return or the payment of any material Tax; or

(u)	enter into any agreement or other commitment whatsoever to do any of the foregoing.

4.1.3	Certain Positive Covenants. The Vendors hereby further covenant and agree that from the date hereof until the Closing Date they shall, and they shall cause the Targets to:

(a)	preserve and maintain all Permits required for the conduct of the Business as currently conducted or the ownership and use of the assets of the Targets;

(b)	timely (taking into account any applicable extension of time within which to file) file any Tax Return required to be filed and pay all debts and Taxes when due and payable;

(c)	continue to collect Accounts Receivable in the Ordinary Course, without discounting such Accounts Receivable;

(d)	maintain the coverage under all policies listed on Section 3.1.38 of the Disclosure Letter in full force and effect until the Closing Date;

(e)	use their best efforts to preserve intact the respective business organizations and goodwill of the Targets and keep available in all material respects the services of each member of the Target’s officers and key Employees and maintain in all material respects satisfactory relationships with suppliers, distributors, customers and others with whom any Target has business relationships;

(f)	maintain and preserve all assets of the Targets and keep such assets in good repair, working order and condition;

(g)	maintain the Books and Records in the Ordinary Course;

(h)	comply in all material respects with all Laws applicable to the conduct of the Business or the ownership and use of the assets of the Targets.

4.1.4	For the avoidance of doubt, the provisions of this Agreement, including without limitation Sections 4.1.2 and 4.1.3, shall not prevent the Vendors from entering into any agreement or transaction (including, without limitation, a sale) with respect to its shares in any Subsidiary other than the Targets, nor any other transaction which may be contemplated in connection therewith, provided that no such agreement or transaction has any adverse impact on the transactions contemplated in this Agreement, including the sale of the Purchased Shares to the Purchaser or the Parties’ respective obligations hereunder and under any Closing Document.

4.2	Cooperation

4.2.1	General Terms. Each Party shall, from time to time and at all times hereafter (including after the Closing Date), at the request of another Party, but without further consideration, perform all such acts and execute and deliver all such documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof. In particular, the Vendors shall use their best efforts to efficiently transition the operations of the Business to the Purchaser, including by assisting the Purchaser in pursuing any outstanding GST or QST Tax claims related to the 2019 and 2020 Tax years.

4.2.2	Cooperation of Vendors. Without limiting the foregoing, the Vendors hereby covenant and agree that they shall, and they shall cause the Targets to:

(a)	permit the Purchaser and its Representatives to have reasonable access during business hours to the Business, to the Constating Records and to the Books and Records, including all environmental files, customer and supplier files, price lists, claim files, litigation files and Employee files related to the Business and to management of the Targets;

(b)	promptly provide to the Purchaser all information (including but not limited to financial, customer, product and operating data) and access to the Business, Books and Records, and personnel of the Business and the Targets that has not been provided prior to the date hereof, as the Purchaser and its Representatives may reasonably request for the purpose of conducting such due diligence as is required for the purposes contemplated hereby and the transactions contemplated by this Agreement; and

(c)	for the first eight (8) weeks following the Closing Date and for a period of up to twenty (20) hours per week, the Vendors shall make available certain of their key employees to the Purchaser including, without limitation, Dominic Pilon and Luke Rossy, at no additional cost to the Purchaser. Such key employees of the Vendors shall cooperate with the Purchaser and provide general assistance with respect to any transitional issues identified by the Purchaser from time to time during such eight (8) week period. As of the ninth (9th) week following the Closing Date, the Vendors shall continue to provide access to such key employees upon reasonable request from the Purchaser at a rate equal to the gross hourly rate paid by the Vendors to each key employee.

4.3	Standstill

Until the earlier of (A) the Closing, or (B) such time as this Agreement is validly terminated pursuant to Article 8, the Vendors shall not, and shall cause the Targets and each Representative of the Vendors or the Targets not to, directly or indirectly, solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any non-public information to or consider the merits of any inquiries or proposals from any Person (other than the Purchaser or its Affiliates) which may lead, directly or indirectly, to (i) a sale or disposition of any securities of the Targets, any assets thereof or the Business (other than the sale of inventory in the Ordinary Course), (ii) a sale of all or substantially all the assets of the Targets or any other equity or ownership interest in the Targets (or any right to acquire the same), or (iii) a merger with or acquisition of any of the Targets or other restructuring, recapitalization or reorganization involving the Targets or any of the Targets’ material assets (each of the above described operations being hereinafter referred to as a “Competing Transaction”). The Vendors hereby confirm that they and the Targets have terminated any and all negotiations relating to any Competing Transaction with all Persons other than the Purchaser and its Affiliates. From the date hereof until the Closing Date, the Vendors shall notify the Purchaser promptly of any offer or proposal and the terms thereof related to the Purchased Shares, the assets of the Targets or any other proposed direct or indirect Competing Transaction, within twenty-four (24) hours of receipt or awareness of the same by the Vendors or the Targets.

4.4	Notice and Cure Provisions

4.4.1	Each of the Purchaser and Vendors shall promptly notify the others of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement in a manner that would be reasonably likely to impede or delay the transactions contemplated hereby; or

(c)	result in a Material Adverse Change.

4.4.2	In the circumstances contemplated by Sections 4.4.1(a) and 4.4.1(b), the Purchaser or the Vendors, as the case may be (the “Terminating Party”), may elect to terminate this Agreement, by delivering a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

4.5	Certain Covenants of the Parties

4.5.1	Certain Covenants of the Parties. Each Party hereby covenants and agrees in favour of the other that it shall (and, in the case of the Vendors, that they shall cause the Targets to):

(a)	perform all obligations required to be performed by such Party (and, in the case of the Vendors, required to be performed by the Targets) under this Agreement and the Closing Documents, and shall do all such other acts and things not expressly referenced herein as may be commercially reasonable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and thereby and shall not take any action that will have the effect of delaying, impairing or impeding the Closing or the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement or pursuant to any Closing Document;

(b)	not enter into any transaction or perform any act or omit to perform any act which would (i) interfere or be inconsistent with the successful completion of the transactions contemplated in this Agreement or in any Closing Document in accordance with the terms hereof or thereof, (ii) render untrue or incorrect any of the representations and warranties of such Party set forth in this Agreement or in any Closing Document, or (iii) adversely affect the ability of such Party (or, in the case of the Vendors, the ability of the Targets) to perform and comply with its covenants and agreements under this Agreement or any Closing Document; and

(c)	promptly advise the other Parties in writing of (i) any fact, event or any change occurring after the date hereof that would render any representation or warranty of such Party contained in this Agreement, untrue or incorrect or would result in any condition precedent in favour of the other Parties not being met, (ii) any Material Adverse Change, (iii) any breach by such Party (and, in the case of the Vendors, any breach by the Targets ) of any covenant, undertaking or agreement contained in this Agreement or in any Closing Document, or (iv) any actual or potential death, disability, resignation, termination of employment or other departure of any Employee of the Group.

4.5.2	Covenants of the Vendors. Without limiting the foregoing, the Vendors shall and they shall cause the Targets to:

(a)	use its commercially reasonable efforts to cause the conditions set forth in Sections 5.1.1(b) to 5.1.1(h), inclusively, to be satisfied on or prior to the Closing Date;

(b)	cause the conditions set forth in Section 5.1.1(a) to be satisfied on or prior to the Closing Date;

(c)	effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Vendors and/or the Targets;

(d)	comply promptly with all requirements which applicable Laws may impose on the Vendors or the Targets with respect to the transactions contemplated in this Agreement or in any Closing Document;

(e)	use its best efforts to lift or rescind any injunction or restraining order or other order relating to the Targets, challenging or affecting this Agreement or the Closing Documents or the consummation of the transactions contemplated hereby or thereby; and

(f)	take, when required, on or prior to the Closing Date, all necessary steps and proceedings to permit the Purchased Shares to be duly and regularly transferred to and registered in the name of the Purchaser.

4.5.3	Covenants of the Purchaser. Without limiting the foregoing, the Purchaser shall:

(a)	use its commercially reasonable efforts to cause the conditions in Section 5.2.1(b) to be satisfied on or prior to the Closing Date;

(b)	cause the conditions set forth in Section 5.2.1(a) to be satisfied on or prior to the Closing Date.

4.6	Pre-Closing Reorganization

4.6.1	Prior to the Closing Date, the Vendors shall, and shall cause the Targets to, undergo and complete a corporate reorganization of the Vendors, the Targets, and their respective assets (collectively, the “Pre-Closing Reorganization”), pursuant to which, inter alia:

(a)	any and all assets owned, leased or otherwise in the possession of the Vendors and required to operate the Business of the Targets as it is currently carried out, excluding the assets making out the Vendors’ ‘POD-1’ which shall be conveyed to the Purchaser or the Targets pursuant to the POD-1 Bill of Sale, shall be duly transferred to the Targets on a rollover basis for Tax purposes, including for avoidance of doubt, all assets described in Schedule 4.6.1(a);

(b)	as consideration for the assets transferred as per Section 4.6.1(a), the Targets shall have issued common shares to the Vendors, the whole in accordance with the provisions of the rollover agreements entered into among the Vendors and the Targets and approved by the Purchaser;

(c)	all intercompany debts, obligations or other liabilities owing by or to the Targets and the Vendors shall be discharged in full; and

(d)	all of the issued and outstanding shares in the Targets held by GPU Holding or any other Person shall have been duly transferred to GPU Enterprise.

Prior to the Closing Date, the Vendors shall deliver to the Purchaser true and complete copies of each of the executed and/or filed documents, including all resolutions, certificates, agreements, elections and transfer forms, entered into by the Targets and the Vendors in order to effect the Pre-Closing Reorganization.

4.7	Transferred Employees

4.7.1	In accordance with Section 6.3.1(g), the Purchaser shall or shall cause the Targets to assume those Employees agreed upon in writing by the Purchaser and the Vendors, and listed in Section 4.7 of the Disclosure Letter, upon terms and conditions of employment which are at least substantially equivalent, in all material respects, to those in effect as at Closing (each a “Transferred Employee”) and deliver the Employment Agreements. As of Closing, Purchaser shall, or shall cause the Targets to recognize that each Transferred Employee’s length of service with the Purchaser or the Targets, as the case may be, includes the length of service recognized by the Vendors. The Vendors and the Purchaser agree to cooperate with and assist one another in discussing employment matters with the Transferred Employees.

4.7.2	From and after the Closing Date, the Targets and/or the Purchaser, as the case may be, shall be responsible for and shall assume all legal and contractual obligations, as the employer of the Transferred Employees, for wages, salaries, commissions, bonuses, benefits, overtime pay, vacation pay, severance pay and other remuneration or benefits which accrue after the Closing Date, or, to the extent such obligations have been properly accrued and reflected in the Closing Date Financial Statements, at any time prior to the Closing.

4.7.3	The Vendors shall remain responsible for and shall retain all legal and contractual obligations, except as otherwise provided as liabilities in the Closing Date Financial Statements:

(a)	as the employer of the Transferred Employees, for wages, salaries, commissions, bonuses, benefits, overtime pay, vacation pay, severance pay and other remuneration or benefits which accrue on or prior to the Closing except to the extent such obligations have been properly accrued and reflected in the Closing Date Financial Statements.

(b)	for wages, salaries, commissions, bonuses, benefits, overtime pay, vacation pay, severance pay and other remuneration or benefits, in respect of all Employees who do not become Transferred Employees, regardless of whether such obligations accrue on, after or prior to the Closing; and

(c)	for any change of control, special bonuses, retention, termination, severance or any other similar payments owed to Employees, the directors or officers of the Targets, or any other Person, conditional on, payable pursuant to, or in connection with, the Closing, regardless of when such payments are actually paid or payable.

For the avoidance of doubt, the Targets, the Purchaser and their respective Affiliates shall have no responsibilities or obligations in connection with the matters contemplated by this Section 4.7.3.

4.7.4	At Closing, the Vendors shall provide to the Targets copies of personnel records relating to the Transferred Employees and any information reasonably required by the Purchaser for the purposes of administrating employee files and benefits.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Conditions Precedent in favour of the Purchaser

5.1.1	Conditions. The obligations of the Purchaser to purchase the Purchased Shares shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions precedent (each of which is for the Purchaser’s exclusive benefit and may be waived by the Purchaser, in whole or in part at its option, and any one or more of which, if not satisfied or waived, will relieve the Purchaser of any obligation under this Agreement):

(a)	each of the acts, undertakings, obligations, agreements and covenants of the Vendors and the Targets under this Agreement or under any Closing Document to be performed or complied with on or before the Closing Date shall have been duly performed or complied with in all material respects, and the Purchaser shall have received a certificate of the Vendors addressed to the Purchaser and dated as of the Closing Date confirming same. The acceptance by the Purchaser, in its sole discretion, of a certificate which does not correspond in all respects to the terms of the preceding sentence shall be deemed to constitute a variation or amendment, to the extent therein described, of the provisions of this Agreement or any Closing Document;

(b)	each of the representations and warranties made in favour of the Purchaser pursuant to this Agreement shall be true, complete and correct in all material respects (except that those representations and warranties which are qualified as to material, materiality, Material Adverse Change or similar expressions, or are subject to the same or similar type exceptions, shall be true, complete and correct in all respects) on the Closing Date as if made on and as of such date, and the Purchaser shall have received a certificate of the Vendors addressed to the Purchaser and dated as of the Closing Date confirming same. The acceptance by the Purchaser, in its sole discretion, of a certificate which does not correspond in all respects to the terms of the preceding sentence shall be deemed to be a waiver of any representation or warranty contained in this Agreement to the extent therein described;

(c)	there shall not have occurred, in the judgment of the Purchaser, acting reasonably, a Material Adverse Change since the execution of this Agreement;

(d)	the Purchaser shall be satisfied that no Claim or Threatened Claim shall have been taken, made, threatened or instituted, whether or not having the force of Law, and no Law or Order shall have been proposed, enacted, promulgated, issued or applied: (i) to prohibit or impose any limitation or condition on the completion of the transactions contemplated herein or in any Closing Document or the right of the Purchaser to own or exercise full rights of ownership of all of the Purchased Shares; or (ii) which, if the transactions contemplated herein were completed, could reasonably be expected to result in a Material Adverse Change or prevent the Targets from carrying on, in all material respects, the Business as presently carried on;

(e)	the Purchase shall be satisfied with the results of its due diligence relating to the Targets and the Business;

(f)	all Required Third Party Consents shall have been obtained;

(g)	the Pre-Closing Reorganization shall have been duly completed to the satisfaction of the Purchaser; and

(h)	the Purchaser shall be satisfied, acting reasonably, that no fact or circumstance identified in its confirmatory due diligence of the Targets, their respective assets and the Business would or could result in a Material Adverse Change or materially and adversely affect, delay or impair the transactions contemplated hereby.

5.1.2	Non-Fulfilment. In the event that one or more of the conditions set forth in this Section 5.1 is not fulfilled on or before the Closing Date and the Purchaser does not waive such condition pursuant to this Section 5.1, the Purchaser may, in its discretion and upon delivery of written confirmation thereof to the Vendors, grant to the Vendors a thirty (30) day extension period to fulfill such condition. Any additional extension period may be agreed to in writing by the Parties. However, in the event that one or more of the conditions set forth in this Section 5.1 is not fulfilled on or before the extended date, the date agreed upon by the Parties or, at the latest, the Outside Date and the Purchaser does not waive such condition pursuant to this Section 5.1, the Purchaser may elect not to effect the Closing, and, if the Purchaser so elects, this Agreement shall be terminated, in which event none of the Vendors nor the Purchaser shall have any further obligations hereunder nor any liability, recourse or penalty against one another; provided that, if such condition is not fulfilled as a result of a voluntary breach of any representation or warranty of the Vendors, or the failure at the volition of the Vendors or the Targets to perform a covenant, obligation or undertaking to be performed by the Vendors or the Targets, such termination shall not prejudice the Purchaser’s right to pursue its legal remedies against the Vendors with respect to such voluntary breach or failure.

5.2	Conditions Precedent in favour of the Vendors

5.2.1	Conditions. The obligations of the Vendors to sell the Purchased Shares shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions precedent (each of which is for the exclusive benefit of the Vendors and may be waived by the Vendors, in whole or in part at their option, and any one or more of which, if not satisfied or waived, will relieve the Vendors of any obligation under this Agreement):

(a)	each of the acts, undertakings, obligations, agreements and covenants of the Purchaser under this Agreement or under any Closing Document to be performed or complied with on or before the Closing Date shall have been duly performed or complied with in all material respects, and the Vendors shall have received a certificate of the Purchaser addressed to the Vendors and dated as of the Closing Date, confirming same. The acceptance by the Vendors, in their sole discretion, of a certificate which does not correspond in all respects to the terms of the preceding sentence shall be deemed to constitute a variation or amendment, to the extent therein described, of the provisions of this Agreement or any Closing Document; and

(b)	each of the representations and warranties made in favour of the Vendors pursuant to this Agreement shall be true, complete and correct in all material respects (except that those representations and warranties which are qualified as to material, materiality, Material Adverse Change or similar expressions, or are subject to the same or similar type exceptions, shall be true, complete and correct in all respects) on the Closing Date as if made on and as of such date, and the Vendors shall have received a certificate of the Purchaser addressed to the Vendors and dated as of the Closing Date, confirming same. The acceptance by the Vendors, in their sole discretion, of a certificate which does not correspond in all respects to the terms of the preceding sentence shall be deemed to be a waiver of any representation or warranty contained in this Agreement to the extent therein described.

5.2.2	Non-Fulfilment. In the event that one or more of the conditions set forth in this Section 5.2 is not fulfilled on or before the Closing Date and the Vendors do not waive such condition pursuant to this Section 5.2, the Vendors may, in their discretion and upon delivery of written confirmation thereof to the Purchaser, grant to the Purchaser a thirty (30) day extension period to fulfill such condition. Any additional extension period may be agreed to by the Parties. However, in the event that one or more of the conditions set forth in this Section 5.2 is not fulfilled on or before the extended date, the date agreed upon by the Parties or, at the latest, the Outside Date and the Vendors do not waive such condition pursuant to this Section 5.2, the Vendors may elect not to effect the Closing, and, if the Vendors so elect, this Agreement shall be terminated, in which event none of the Vendors nor the Purchaser shall have any further obligations hereunder nor any liability, recourse or penalty against one another; provided that, if such condition is not fulfilled as a result of a voluntary breach of any representation or warranty of the Purchaser, or the failure at the volition of the Purchaser to perform a covenant, obligation or undertaking to be performed by such Purchaser, such termination shall not prejudice the Vendors’ rights to pursue their legal remedies against the Purchaser with respect to such voluntary breach or failure.

ARTICLE 6

CLOSING ARRANGEMENTS

6.1	Closing

The transactions contemplated herein shall be completed effective as of 5:00 p.m. on the Closing Date at the Montreal offices of Fasken Martineau DuMoulin LLP, located at 800 Square Victoria, Suite 3500, Montreal, Province of Québec or any other time or location agreed upon in writing by the Purchaser and the Vendors.

6.2	Vendors’ Closing Deliveries

6.2.1	Vendors’ Deliveries. At the Closing, the Vendors shall deliver or cause to be delivered to the Purchaser the following documents:

(a)	all share certificates representing the Purchased Shares duly endorsed for transfer in favour of the Purchaser;

(b)	the certificate of a senior officer of the Vendors, acting as an officer and without personal liability, confirming as of the Closing Date the representations, warranties and covenants of the Vendors as set out in Sections 5.1.1(a) and 5.1.1(b) of this Agreement, in form and substance satisfactory to the Purchaser, acting reasonably;

(c)	evidence in form and substance satisfactory to the Purchaser that the Required Third Party Consents have been obtained;

(d)	evidence that the Parties have terminated the Master Services Agreement;

(e)	at least five (5) days prior to the Closing Date, an accurate list of all the Third Party Assets located on the Real Properties and a commitment from the Vendors, in a form agreeable to the Purchaser, that all such Third Party Assets shall be removed by the Vendors, at their sole cost and expense, from the Real Properties within sixty (60) days after the Closing Date;

(f)	the Pre-Closing Reorganization Documents, each duly executed by the parties thereto and in form and substance satisfactory to the Purchaser;

(g)	the duly executed Escrow Agreement;

(h)	the duly executed POD-1 Bill of Sale;

(i)	the duly executed Mutual Release;

(j)	evidence that all outstanding municipal tax arrears relating to the Business have been paid in full;

(k)	resignations and releases, in the form set forth in Exhibit D, from all directors or officers of the Targets from their respective positions with the Targets;

(l)	evidence in form and substance satisfactory to Purchaser that all Contracts between the Targets, on the one hand, and any one or more of the Vendors or Representatives of any Related Party, on the other hand have been terminated, without any penalty, obligations or other Liability imposed on the Targets;

(m)	evidence in form and substance satisfactory to Purchaser, acting reasonably, that all loans, advances and payables made or to be made by the Targets, on the one hand, to any Related Parties, together with all interest thereon, if applicable, have been reimbursed in full (except as otherwise agreed to by the Parties);

(n)	all Books and Records of the Targets and the Business (other than any minute books and other Constating Records of the Vendors); and

(o)	all such other assurances, consents, transfer/deeds, agreements, instruments and Closing Documents as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

6.3	Purchaser Closing Deliveries

6.3.1	Purchaser Deliveries. At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendors, or the Escrow Agent, as applicable, the following documents and payments:

(a)	the payment of the Initial Consideration, as adjusted pursuant to Section 2.4.2;

(b)	the certificate of a senior officer of the Purchaser, acting as an officer and without personal liability, confirming as of the Closing Date the representations, warranties and covenants of the Purchaser as set out in Sections 5.2.1(a) and 5.2.1(b) of this Agreement, in form and substance satisfactory to the Vendors;

(c)	the duly executed Escrow Agreement;

(d)	the duly executed POD-1 Bill of Sale;

(e)	evidence that the Parties have terminated the Master Services Agreement;

(f)	the duly executed Mutual Release;

(g)	the duly executed Employment Agreements; and

(h)	all such other assurances, consents, agreements, instruments and Closing Documents as may be reasonably required by the Vendors to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Vendors, acting reasonably.

ARTICLE 7

INDEMNIFICATION

7.1	Indemnification by the Vendors

7.1.1	Liability. Subject to Section 3.5.1, the Vendors shall solidarily with each other (each waiving the benefit of division and discussion) indemnify, defend and save harmless the Purchaser and each of the Purchaser’s Representatives from and against any and all Loss suffered or incurred by them or the Targets (each a “Purchaser Indemnified Party”), as a result of, or arising in connection with or related in any manner whatsoever to:

(a)	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Vendors in this Agreement and in the officer certificates delivered pursuant to Section 5.2.1(a);

(b)	any failure by the Vendors to observe or perform any covenant or obligation contained in this Agreement; or

(c)	any Retained Liabilities.

7.2	Indemnification by the Purchaser

7.2.1	Liability. Subject to Section 3.5.2, the Purchaser shall indemnify, defend and save harmless the Vendors and each of the Vendors’ Representatives (each a “Vendor Indemnified Party”) from and against any and all Loss suffered or incurred by them, as a result of, or arising in connection with or related in any manner whatsoever to:

(a)	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Purchaser in Section 3.2 of this Agreement and in the officer certificates delivered pursuant to Section 5.2.1(a);

(b)	any failure by the Purchaser to observe or perform any covenant or obligation contained in this Agreement; or

(c)	any Assumed Liabilities.

For avoidance of doubt, and notwithstanding any other provision in this Agreement to the contrary, the Purchaser shall not assume and shall not be responsible to assume, pay, satisfy, discharge, perform or fulfill any Retained Liabilities. The Vendors shall assume, pay, satisfy, discharge, perform and fulfill all Retained Liabilities.

7.3	Limitations on Indemnification

7.3.1	Recovery. Notwithstanding any other provision in this Agreement: (i) with respect to any Loss which is indemnifiable, payable or for which a Party is liable under more than one provision of this Agreement, the Indemnified Party shall have the right to make a Claim for an Indemnity Payment under the provision of its choosing, notwithstanding the fact that a limitation of liability may apply under the provision not chosen by the Indemnified Party; and (ii) in no event shall the Indemnified Party be entitled to recover more than once in respect of the same Loss.

7.3.2	Indirect Losses. In respect of any Direct Claim, the Indemnified Party shall not be entitled to Claim for any indirect Loss (including loss of profit or loss of value) or punitive damages. In respect of any Third Party Claim, the Indemnified Party shall be entitled to Claim the full amount of Loss contemplated by such Claim (including any loss of profit or loss of value) or any punitive damages, in each case, to the extent such Losses are awarded by a Governmental Authority to the applicable third party.

7.4	Direct Claims

Any Direct Claim shall be asserted by the Indemnified Party giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than ninety (90) days after the Indemnified Party becomes aware of acts, omissions or facts that may give rise to such Direct Claim. Such notice to the Indemnifier shall describe the Direct Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifier shall then have a period of sixty (60) days to make such investigation of the Direct Claim as it considers necessary or desirable and for the purpose of such investigation, the Indemnified Party shall make available to the Indemnifier the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all such other information as the Indemnifier may reasonably request. The Indemnifier shall respond in writing to such Direct Claim within such period of sixty (60) days) (the “Response Period”). If the Indemnifier does not so respond within the Response Period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party (including those provided for in the Escrow Agreement, if applicable). If the Indemnifier agrees prior to the expiration of the Response Period as to the validity of the Direct Claim, the Parties shall direct the Escrow Agent to pay to the Indemnified Party the amount of such Direct Claim forthwith upon such amount being quantified. If the Parties fail to agree as to the validity of the Direct Claim or its amount, any Party may exercise all remedies as may be available to such Party.

7.5	Notice of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt notice thereof, but in any event no later than ten (10) days after receipt of such notice of such Third Party Claim. Such notice to the Indemnifier shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party.

7.6	Defence of Third Party Claims

7.6.1	Defence by Indemnifier. Subject to Section 7.6.2, the Indemnifier shall have the right to participate in or, other than for a Third Party Claim for Tax, assume the defence of any Third Party Claim by giving notice to that effect to the Indemnified Party not later than thirty (30) days after receiving notice of that Third Party Claim (the “Notice Period”) provided the Indemnifier concurrently irrevocably acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of, such Third Party Claim, subject to the provisions of Section 7.3. The Indemnifier’s right to do so shall be subject to the rights of any insurer or other party who has potential liability in respect of that Third Party Claim. The Indemnifier agrees to pay all of its own expenses of participating in or assuming such defence. The Indemnified Party shall cooperate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier, and may participate in such defence assisted by counsel of its own choice at the cost and expense of the Indemnified Party, provided that the Indemnifier and its legal counsel shall lead the defence. The Indemnifier shall not enter into any compromise or settlement of any Third Party Claim without obtaining the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed and further provided that no such consent shall be required in the event that such compromise or settlement involves only the payment of monies all of which are to be paid by the Escrow Agent or the Indemnifier.

7.6.2	Defence by Indemnified Party. If the Indemnified Party has not received the notice and the acknowledgement, within the Notice Period that the Indemnifier has elected to assume the defence of such Third Party Claim, the Indemnified Party may, at its option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Loss suffered or incurred by the Indemnified Party with respect to such Third Party Claim, subject always to the provisions of Section 7.3. In addition, if at any time, the Indemnifier fails to take reasonable steps necessary to defend diligently a Third Party Claim, the Indemnified Party may, within thirty (30) days after giving notice that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith.

7.6.3	Seizure. The Parties shall cooperate in a good faith manner in respect of any purported, alleged or valid Claim by a third party that could result in a seizure of the Purchased Shares or any assets of the Purchaser or of the Targets after the Closing Date and shall keep each other informed of the status and progress thereof. If for any reason the Purchased Shares or any assets of the Purchaser or the Targets are the subject of a seizure after the Closing Date due to an alleged, purported or valid Claim by a third party which Claim may constitute a breach of a representation of the Vendors herein, the Purchaser shall immediately inform the Vendors in writing of such seizure and require that the Vendors lift and cancel the seizure as soon as practicable, and in no case later than three (3) Business Days, from the receipt of such notice. The Parties shall cooperate in good faith in the defence of the seizure. Should the Vendors be unable to lift and cancel the seizure within the aforesaid time period (either by paying the Claim, posting an adequate bond or obtaining a judgment), the Purchaser shall be entitled to take such steps as it determines, in its sole discretion, are necessary to lift and cancel the seizure without prejudice to its right to make a Direct Claim against the Vendors for any Loss suffered or incurred by it in respect of the seizure and the lifting and cancellation of the seizure. The Purchaser shall advise the Vendors in writing of the steps it took to lift and cancel the seizure. The Purchaser shall be entitled to assert a Claim against the Vendors by way of Direct Claim in order to recover any and all Losses incurred in respect of the seizure and the lifting and cancellation of the seizure, the whole in accordance with Section 7.4 hereof.

7.7	Defence of Third Party Claims for Taxes

Notwithstanding Section 7.6, with respect to a Claim relating to Taxes which would constitute a breach of a representation of the Vendors herein, before an Indemnifier can either (i) require that a Target defend a contest from any Tax Authority relating to Taxes (a “Tax Contest”), or (ii) participate in or assume the defense of any such Tax Contest, the Indemnifier shall provide such Target with all funds that such Target is required to deposit or pay under any Law in order to contest such Tax Contest or is required to pay notwithstanding the contest of the Tax Contest. Such funds shall first be provided from the Escrow Amount, to the extent thereof, and thereafter from the Indemnifier’s own resources. The funds provided by the Indemnifier, which may represent, among other amounts and without limitation, all or part of the Tax Contest, shall be provided to such Target on an interest-free basis. If the required funds have been provided in accordance with the provisions hereof, the Indemnifier shall have the right to elect to participate in or assume the defence of the Tax Contest and the provisions of Section 7.6.1 shall apply thereto, mutatis mutandis. If such Target does not receive sufficient funds within a thirty (30) day period following the sending to the Vendors of a notice of a Tax Contest to entitle it to fulfill all legal prerequisites necessary to contest a Tax Contest, the Target shall be entitled to settle the Tax Contest and the Indemnifier shall be required to indemnify the Target pursuant to the terms of this Agreement first from the amounts held in the Escrow Amount, to the extent thereof, and thereafter from the Indemnifier’s own resources. To the extent that the required funds have been provided by the Indemnifier and the contestation of the Tax Contest has resulted in a Final Determination by the competent authority or court rejecting the Tax Contest in its entirety, the Target shall release and pay the funds received from the Indemnifier back to the Indemnifier within the five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any Target. To the extent that the Tax Contest has been either wholly or partially upheld by the Final Determination of the competent authority or the court, the Target shall release and pay back to the Indemnifier the amount, if any, by which the funds provided by the Indemnifier and that are described in this Section 7.7 exceed the amount that must be paid by any Target, pursuant to the Final Determination of the Tax Contest within the five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any Target. If the amount of funds that is reimbursed pursuant to the Final Determination of the Tax Contest includes an amount of interest, the Target shall pay to the Indemnifier within the five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any Target an amount equal to the interest received on the funds that were paid or deposited, less an amount equal to the amount, as determined by the Target, that any Target shall pay to any Governmental Authority as Taxes on the interest.

7.8	Assistance for Third Party Claims

The Indemnifier and the Indemnified Party shall use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim (the “Defending Party”):

7.8.1	those employees whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and in defending any Third Party Claim; and

7.8.2	all documents, records and other materials in the possession of such Party reasonably required by the Defending Party for its use in defending any Third Party Claim.

Each of them shall otherwise cooperate with the Defending Party. The Indemnifier shall be responsible for all expenses associated with making such documents, records and materials available and for all reasonable out-of-pocket expenses of any employees made available by the Indemnified Party to the Indemnifier hereunder.

7.9	Right to Claim from Escrow

The Parties expressly agree that the Purchaser may claim all amounts to which it may be entitled under Section 7.1 against the Escrow Amount. If the funds available in the Escrow Amount are insufficient to fully pay the Indemnity Payment, then the Vendors must fully pay any missing portion of the Indemnity Payment to the Purchaser.

7.10	Failure to Give Timely Notice

A failure to give timely notice as provided in this Article 7 shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or otherwise sustained a Loss as a result of such failure or was prejudiced in its ability to assert any rights or defences.

7.11	Payment and Interest

All Losses shall bear interest at a rate per annum equal to the Prime Rate, calculated and payable monthly, both before and after judgement, from the date on which notice of Claim was given to the Indemnifier, to the date of payment by the Indemnifier to the Indemnified Party. Any Indemnity Payment made pursuant to this Agreement shall be grossed up by the amount of any applicable withholding Taxes, except to the extent a Tax credit in respect of such withheld amount is available to the Indemnified Party.

7.12	Purchase Price Adjustment

Any Indemnity Payment made under this Article 7 shall be treated by the Purchaser and the Vendors as an adjustment to the Purchase Price. Such adjustment shall be allocated to the Purchased Shares.

ARTICLE 8

TERMINATION

8.1	Termination

8.1.1	Mutual Termination. This Agreement may, at any time before Closing be terminated by the mutual written agreement of the Parties.

8.1.2	Termination by the Purchaser. The Purchaser, when not in default in any material respect in the performance of its obligations under this Agreement, may, without prejudice to any other rights, terminate this Agreement by written notice to the Vendors if any condition contained in Section 5.1 is not fulfilled, waived or satisfied in accordance with Section 5.1.2;

8.1.3	Termination by the Vendors. The Vendors, when the Vendors are not in default in any material respect in the performance of their obligations under this Agreement, may, without prejudice to any other rights, terminate this Agreement by written notice to the Purchaser if any condition contained in Section 5.2 is not fulfilled, waived or satisfied in accordance with Section 5.2.2.

8.1.4	Effect of Termination. In the case of any termination of this Agreement pursuant to this Article 8 or Sections 5.1.2 or 5.2.2, this Agreement shall be of no further force and effect except for Sections 9.3, 9.4, 9.6, 9.8 and 9.9, which shall continue in full force and effect. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement.

ARTICLE 9

GENERAL

9.1	Further Assurances

9.1.1	Each of the Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as another Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

9.1.2	The Parties shall cooperate in order to effect a prompt and orderly transition of the Business from the Vendors to the Purchaser following the Closing. Accordingly, the Parties agree that, following the Closing, the Purchaser and its employees and representatives will have access to the information systems and facilities of the Vendors as may be required in connection with such transition.

9.1.3	In connection with the transition matters contemplated by Section 9.1.2, the Vendors shall, as required and requested by Purchaser, act as agent of the Purchaser for the purposes of, without limitation, transitioning bank accounts and business credit cards, administering payroll, benefits and insurance, conducting invoicing, receipt of receivables on Purchaser`s behalf, collecting sales taxes, paying Accounts Payable and collecting Accounts Receivable.

9.2	No Waiver

Failure of a Party to insist upon the strict performance of any term or condition of this Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

9.3	Cost and Expenses

Except as expressly set forth herein, each of the Parties shall be responsible for and pay their respective legal, financial advisory and accounting costs and expenses incurred in connection with the consummation of the transactions provided herein, including the preparation, execution and delivery of this Agreement and the Closing Documents, and any other costs and expenses whatsoever and howsoever incurred in connection herewith and/or therewith. For greater certainty, the Vendors shall assume all costs and expenses incurred by the Targets in connection with this Agreement and the consummation of the transactions provided herein.

9.4	Public Announcements

No Party shall issue any press release or otherwise make public statements or filings with respect to this Agreement or the Closing Documents, or the transactions contemplated herein or therein, without the consent of the other Parties, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Purchaser and its Affiliates shall be permitted to issue any such press release or public statement to comply with applicable Laws, including any disclosure requirements applicable to public issuers listed on any recognized stock exchange.

9.5	Successors, Assigns and Assignments

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, and (ii) that the Purchaser may, without the prior written consent of the other Parties, assign all or part of its rights and/or obligations under this Agreement to one or more Affiliates of the Purchaser.

9.6	Entire Agreement

This Agreement and the Closing Documents constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto, including the Letter of Intent. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

9.7	Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

9.8	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and will be given by personal delivery, by courier services, by registered mail or by facsimile or e-mail as set forth below, and if another address, facsimile number or e-mail address has been designated by notice by any recipient Party to the other, to such other address, facsimile number or e-mail address.

Notice to the Purchaser:

Argo Innovation Labs Inc.

700-401 W. Georgia St.,

Vancouver, British Columbia, V6B 5A1

Attention:	Ian MacLeod, Executive Chairman
E-mail:	imacleod@argoblockchain.com

Notice to Vendors:

GPU.ONE Holding Inc.

3680 avenue du Musée,

Montreal, Quebec, H3G 2C9

Attention:	Vladimir Plessovskikh
E-mail:	vlad@gpu.one

Any demand, notice or other communication given by personal delivery or courier services shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the third (3rd) Business Day following the deposit thereof in the mail and, if given by facsimile or e-mail, on the day of transmittal thereof if given during the normal business hours of the recipient on a Business Day and on the next Business Day if not given during such hours. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

9.9	Governing Law and Forum

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Québec and elect domicile in the City of Montreal with respect to any matter relating to the execution or construction of this Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction). Notwithstanding the foregoing, nothing contained in this Section 9.9 shall limit: (i) the right of any Party to seek provisional or protective relief in the courts of another country prior to, during or after any substantive proceedings have been instituted in Canada pursuant this Agreement; or (ii) the right of the Parties to bring enforcement proceedings in another jurisdiction in connection with a Canadian judgment.

9.10	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

9.11	Specific Performance and other Discretionary Rights

Each of the Parties recognizes, acknowledges and agrees that a breach by a Party of any obligation in this Agreement shall cause the other Party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the Parties agrees that in the event of any such breach, the aggrieved Party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other discretionary remedies in addition to any other remedy to which it may be entitled and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

9.12	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of the Agreement bearing a signature on behalf of a Party shall be legal and binding on such Party.

9.13	Language

The Parties acknowledge that they have required that this Agreement and all related documents be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention et tous les documents connexes soient rédigés en anglais.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written hereinabove.

ARGO INNOVATION LABS INC.

By:	/s/ Peter Wall
Name:	Peter Wall
Title:	CEO

GPU.ONE HOLDING INC.		GPU.ONE ENTERPRISE INC.

By:	/s/ Vladimir Plessovskikh	By:	/s/ Vladimir Plessovskikh
Name:	Vladimir Plessovskikh	Name:	Vladimir Plessovskikh
Title:	President	Title:	President

AND TO WHICH INTERVENE:

9366-5230 QUÉBEC INC.		9377-2556 QUÉBEC INC.

By:	/s/ Vladimir Plessovskikh	By:	/s/ Vladimir Plessovskikh
Name:	Vladimir Plessovskikh	Name:	Vladimir Plessovskikh
Title:	President	Title:	President

(Signature page to the Share Purchase Agreement)

EXHIBIT A

DEFINITIONS

1.1	“Accounts Payable” means the trade accounts payable of the Business incurred on or before the Closing Date (including those for which invoices are received after the Closing Date) payable by the Targets that remain unpaid on the Closing Date but relate to products purchased or services performed prior to the Closing Date;

1.2	“Accounts Receivable” means all accounts receivable, trade accounts, notes receivable, book debts and other debts (other than cash on hand and deposit accounts held with banks and other financial institutions) of the Business due, accruing and payable to the Targets which arise from services performed and sales made by the Targets in the Ordinary Course on or before the Closing Date;

1.3	“ADM Deposit” means the deposit in the amount of $93,863.42 paid by the Vendors to Aéroports de Montréal in connection with the Leased Real Property leased by MirabelCo;

1.4	“Affiliate” has the meaning ascribed thereto in the CBCA;

1.5	“Agreement” means this agreement, its recital, together with its Schedules and Exhibits and all amendments made hereto by written agreement between the Parties;

1.6	“ASPE” means the Accounting Standards for Private Enterprises in effect as of a given date.

1.7	“Assessment” has the meaning ascribed thereto in Section 3.1.32(j);

1.8	“Assumed Liabilities” means, except to the extent any such Liabilities are Retained Liabilities:

(a)	all current Liabilities set forth in the Closing Date Financial Statements relating to the Business that are due or accruing due after the Closing, including all Liabilities of Targets in respect of the Letters of Credit;

(b)	all Liabilities of the Vendors in respect of the Transferred Employees to the extent that such Liabilities are based on facts, circumstances or events that arise after the Closing on the Closing Date; and

(c)	all Liabilities of the Targets in respect of the Desjardins Loans as they relate to the Business, up to an aggregate amount equal to the Desjardins Loan Amount.

1.9	“Baie-ComeauCo” has the meaning ascribed thereto in the preamble;

1.10	“Books and Records” means, except for the minute books and other Constating Records of the Vendors, any books, records and accounts of the Targets (originals, to the extent they exist, or, if originals do not exist, copies thereof) related to the Business, the Purchased Shares and the Employees of the Targets including, without limitation, databases, documents, forms, advertising material, brochures, books and records relating to the purchase of materials and supplies, the services performed or provided, dealings with customers, invoices, customer lists, mailing lists, suppliers lists, telephone numbers, financial records, personnel records (to the extent permitted by Law) and Taxes;

1.11	“Breaching Party” has the meaning ascribed thereto in Section 4.4.2;

1.12	“Business” has the meaning ascribed thereto in the preamble hereof;

1.13	“Business Day” means any day on which commercial deposit-taking banks are generally open for business in Montreal (Québec), other than a Saturday, a Sunday or a day observed as a non-juridical day in either such location under applicable Laws in Québec;

1.14	“Capital Lease” means any lease of any property (whether real, personal, moveable, immoveable or mixed) by the Targets as lessee that, in accordance with ASPE, either would be required to be classified and accounted for as a capital lease on a balance sheet of such Person or would otherwise be disclosed as such in a note to the financial statements sheet, a complete and accurate list of each such lease appearing in Section 1.14 of the Disclosure Letter;

1.15	“CBCA” means the Canada Business Corporations Act, as now in effect and as may be amended from time to time prior to the Closing Date;

1.16	“Claims” includes claims, notices, demands, requests, complaints, proceedings (including any eminent domain taking, expropriation, condemnation or similar proceedings), actions, arbitrations, suits, causes of action, appeals, audits, hearings, investigations, inquiries, assessments or reassessments (including claims, assessments and reassessments for Tax), charges, judgments, grievances or hearings;

1.17	“Closing” means the completion on the Closing Date of the sale to, and purchase by, the Purchaser of the Purchased Shares and the completion of all other transactions contemplated by this Agreement which are to occur concurrently with the purchase and sale of the Purchased Shares;

1.18	“Closing Calculations” has the meaning ascribed thereto in Section 2.5.1;

1.19	“Closing Date” means, unless another date is agreed to in writing by the Purchaser and the Vendors, the fifth Business Day following the satisfaction or waiver of the conditions set forth in Sections 6.2 and 6.3 (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions on the Closing Date), provided that if such fifth Business Day does not fall on the last day of a calendar month, the Closing Date shall be the last day of the following calendar month, and provided further that the Closing Date shall be no later than the Outside Date;

1.20	“Closing Date Financial Statements” means the unaudited, unconsolidated financial statements of the Targets for the period ending on the Closing Date;

1.21	“Closing Document” means any agreement, assignment, undertaking, resolution, share certificate, certificate or any other document delivered in relation to the Closing, including without limitation the Escrow Agreement, the Pre-Closing Reorganization Documents, and the Mutual Release;

1.22	“Closing Indebtedness” means the Liabilities of each of the Targets at the Closing but disregarding any unamortized transaction cost or other similar account which reduces the value of the long term debt on the balance sheet;

1.23	“Closing Working Capital” means the Working Capital of each of the Targets at Closing based on the Closing Date Financial Statements;

1.24	“Collective Agreement” means any collective agreement, letters of understanding, letters of intent or other written agreement with any trade union or association which may qualify as a trade union, which would cover any Employee;

1.25	“Competing Transaction” has the meaning ascribed thereto in Section 4.3;

1.26	“Competition Act” means the Competition Act (Canada), as amended from time to time;

1.27	“Constating Records” means, in respect of any entity, the corporate and constating records of such entity, including (a) all articles, constituting and organizational documents and by-laws (including any partnership agreement, deed of trust or other); (b) all shareholders agreements affecting such entity, (c) all minutes of meetings and resolutions of shareholders and directors (and any committees); and (d) the share certificate books, securities register, register of transfers and register of directors;

1.28	“Contract” means any and all written or verbal contracts and agreements (including quotations, orders and rebates), work in progress, Derivative Contracts, leases (including Capital Leases and Real Property Leases), insurance policies, deeds, indentures, instruments, entitlements, warranties and warranty rights, commitments, indemnities, guarantees, undertakings and orders made by or to which any Target is a party or by which Target is bound or under which any Target has, or will have, any rights or obligations and includes rights to use, franchises, license and sub-licences agreements and agreements for the purchase and sale of assets or shares;

1.29	“Defending Party” has the meaning ascribed thereto in Section 7.8;

1.30	“Derivative Contracts” means all Contracts involving foreign exchange, forward contracts, swaps, risk management contracts or any other form of derivative instruments used by or binding any Target, a complete and accurate list of which is set forth in Section 1.30 of the Disclosure Letter;

1.31	“Desjardins Loan Amount” means an aggregate amount of $8,634,853.88;

1.32	“Desjardins Loans” means, collectively, (i) the Loan Agreement entered into between MirabelCo and Caisse Desjardins de Sainte-Foy, undated; (ii) the Loan Agreement entered into between Baie-ComeauCo and Caisse Desjardins de Sainte-Foy dated November 16, 2018; (iii) the Guarantee Agreement entered into between Baie-ComeauCo and Investissement Québec dated December 7, 2018; and (iv) any other ancillary agreement required to be entered into by the Targets as part of the security granted in connection with the Desjardins Loans.

1.33	“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

1.34	“Disclosure Letter” means the letter of disclosure dated the date hereof and delivered to Purchaser by the Vendors and the Targets;

1.35	“Employees” means all of the employees of the Targets, a complete and accurate list of which is set forth in Section 3.1.32 of the Disclosure Letter, and, for greater certainty, includes (a) employees employed on an hourly or salaried basis, (b) part-time employees, and (c) employees receiving short-term or long-term disability benefits or payments or workmen's compensation and employees on sick leave, maternity leave or leave of absence, in each case who have a reasonable expectation to return to work;

1.36	“Employee Plans” means each and every retirement, pension, supplemental pension, savings, retirement savings, bonus, profit sharing, deferred compensation, severance or termination pay (including any redundancy policy), change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, incentive, compensation, stock purchase, stock option, phantom stock, share appreciation rights, fringe benefit or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, bargained or unbargained, insured or self-insured that is maintained or otherwise funded or contributed to, or required to be funded or contributed to, by or on behalf of the Targets, or under which any Target pays premiums or benefits, for the benefit of the Employees or any of them or the beneficiary of any of them or for the benefit of any consultant or other independent contractor who currently provides or formerly provided services to them or the beneficiary of any such consultant or other independent contractor;

1.37	“Employment Agreements” means the employment agreements between the Targets or the Purchaser, as the case may be, and each Transferred Employee to be entered into on the Closing Date, on substantially the same terms and conditions as the employment agreements between each Transferred Employee and the Vendors;

1.38	“Encumbrances” means pledges, liens (statutory or otherwise), charges, security interests, leases, offers to lease, privileges, license agreements, title retention agreements, mortgages, hypothecs, trust deeds, trust or deemed trust (whether contractual, statutory or otherwise arising), assignments by way of security, security interests, conditional sales contracts or other title retention agreements, or other similar interests or instruments charging, or creating a security interest in, or against title, restrictions, development or similar agreements, easements, servitudes, rights-of-way (registered or unregistered), restrictive covenants, contamination notice, title defects, restrictions, executions, tax arrears, permissions, options or adverse claims, encroachments or burden or any other right or claim or encumbrances of any kind or character whatsoever or however arising, or any agreement to enter into or create any of the foregoing, on or affecting all or any part of any of the assets of a Person or any of its Subsidiaries or any interest therein, or any direct or indirect interest in such Person or any of its Subsidiaries, including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, the filing of any financing statement, encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations and other similar liens, legal hypothecs and encumbrances;

1.39	“Environment” means the environment as defined pursuant to the Environment Quality Act (Québec) and as defined in all other Laws related to the environment, and includes air (and all layers of the atmosphere), surface water, underground water, land surface, soil, underground spaces, cavities, land submerged under water, subsurface strata, stream sediments, ambient air (including indoor air), plant and animal life, organic and inorganic matter and other living organisms, and the environment in the workplace; for greater certainty, the interacting natural systems that include components referred to above or any combination or part thereof are included in the definition of “Environment”; and “Environmental” shall have the correlative meaning;

1.40	“Environmental Authorizations” means certificates of authorization, authorizations, permits, consents, agreements (including any sewer surcharge agreement), plans (including any stormwater pollution prevention plan or spill prevention and counter-measures control plan), instructions, directions, or registrations issued, granted, conferred or required by a Governmental Authority pursuant to any Environmental Law;

1.41	“Environmental Laws” means all applicable Laws relating in any way to the protection of the Environment, pollution, and the protection of human health, including such Laws relating to the withdrawal, contamination and use of groundwater and surface water, to management, excavation and soil contamination, the delivery of Environmental Authorizations or to inspections and surveys, remedial actions and rehabilitation in connection with any presence, emission, discharge, emission, generation, holding, handling, labelling, abatement, management, control, monitoring, existence, escape or disposal or threat of same of any Hazardous Material, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material, or to the release, threatened release or arranging for the transportation of any Hazardous Material;

1.42	“Escrow Agent” means AST Trust Company (Canada) or such other escrow agent as determined upon mutual agreement by the Parties;

1.43	“Escrow Agreement” means the escrow agreement between the Parties and the Escrow Agent to be executed on or prior to the Closing, in the form attached hereto as Exhibit B;

1.44	“Escrow Amount” has the meaning ascribed thereto in Section 2.3.4;

1.45	“Estimated Closing Indebtedness” has the meaning ascribed thereto in Section 2.4.1(a);

1.46	“Estimated Closing Working Capital” has the meaning ascribed thereto to Section 2.4.1(b);

1.47	“Final Determination” means: (i) with respect to a Direct Claim, an Order or any settlement with respect to such Direct Claim; and (ii) with respect to a Third Party Claim, an Order or any settlement with respect to such Third Party Claim, as between the Purchaser and the Vendors;

1.48	“Financial Statements” means the Year End Financial Statements and the Interim Financial Statements, copies of which are attached as Section 3.1.18 of the Disclosure Letter;

1.49	“Fixed Assets” means the fixed assets and tangible moveable or personal property, machinery, equipment, computers, networking equipment, fixtures, furniture, furnishings, vehicles, material handling equipment, implements, parts, tools, machine tools, jigs, dies, molds, patterns and tooling, spare parts furniture, supplies, photocopiers and office equipment owned, held or used by the Targets in connection with the Business, wherever located;

1.50	“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, agency board or bureau, domestic or foreign, (b) subdivision, agent, commission, board or authority of any of the foregoing, (c) quasi-governmental or private body exercising any regulatory, administrative, expropriation or Tax Authority under or for the account of any of the foregoing, including any private body having received a mandate to perform public services, and (d) judiciary or quasi-judiciary tribunal, court or body;

1.51	“GPU Enterprise” has the meaning ascribed thereto in the preamble;

1.52	“GPU Holding” has the meaning ascribed thereto in the preamble;

1.53	“GST” means Taxes imposed under Part IX of the Excise Tax Act (Canada) and the regulations made thereunder;

1.54	“Hazardous Material” means any material, including an odour, a sound or a vibration, that is listed, defined, designated or classified as, or otherwise determined to be, hazardous, radioactive explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant, a substance or a contaminant established under applicable Environmental Laws, including any mixture thereof;

1.55	“Hydro-Québec Deposit” means the deposit in the amount of $75,000 paid by MirabelCo to Hydro-Québec for the provision of electricity services to the data center owned by MirabelCo;

1.56	“Indemnifier” means any party obligated to provide indemnification under this Agreement;

1.57	“Indemnified Party” means any Person entitled to indemnification under this Agreement;

1.58	“Indemnity Payment” means any amount of Loss required to be paid pursuant to Section 7.1 or 7.2 hereof;

1.59	“Independent Firm” has the meaning ascribed thereto in Section 2.5.2(c);

1.60	“Initial Consideration” has the meaning ascribed thereto in Section 2.3.1;

1.61	“Intellectual Property” means any or all intellectual property rights, whether registered or not, including those rights arising out of or related to: (i) all domestic and foreign patents and applications therefore and all re-examinations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all trade-marks, trade names, service marks, service names, certification marks, brands, logos, trade dresses, domain names and social media identifiers, together with the goodwill associated therewith; (iii) all copyrights, data rights, integrated circuit topographies and protected plant varieties; (iv) all industrial designs, CAD designs and works protected by copyright including computer software, documentation, designs, schematics, specifications or records; (v) all inventions (whether or not patentable); and (vi) all proprietary and confidential business and technical information including technical data, trade secrets, ideas, formulae, algorithms, methods, techniques, processes, research and development and technology know-how, databases, data compilations and collections and technical data; including, in the case of each of clauses (i) through (v), inclusively, whether such rights are registered or not and, in the case of each of clauses (i) through (vi), exclusively, any and all registrations, applications, recordings, common-law rights and Contracts, all rights of privacy or moral rights, however denominated, throughout the world and in all media now known, and all rights to sue at law or in equity for any past infringement or other impairment of any and all of the foregoing, including the right to receive all proceeds and damages therefrom, where applicable at Law;

1.62	“Interim Financial Statements” means the unaudited, quarterly financial statements of the Targets for periods beginning after December 31, 2019;

1.63	“Key Intellectual Property of the Targets” has the meaning attributed to this term in Section 3.1.36;

1.64	“knowledge” of any Person means the actual knowledge of such Person or any of its officers or managers (and more specifically in the case of the Vendors, the actual knowledge of Vladimir Plessovskikh and Gabriel Ibghy acting as directors, officers or employees of the Vendors, as applicable, and in each case without personal liability) after due and diligent inquiry with respect to the relevant matter, or the knowledge that any of them would have had if they had conducted such due and diligent inquiry with respect to the relevant matter. The due and diligent inquiry of any Person with respect to a matter includes (i) consulting Persons who in the normal scope of their duties ought to reasonably be expected to have knowledge of the matter with respect to which knowledge is asserted, and (ii) taking such other action, if reasonably necessary, to discover the facts with respect to which knowledge is asserted;

1.65	“Laws” means all laws (including the common law), statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or Permit of any Governmental Authority, self-regulatory authority or statutory body and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having or claiming to exercise legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.66	“Leased Real Properties” means the immovable property, lands, buildings and premises used in connection with the Business which are leased, subleased or with respect to which a right to use or occupy has been granted to any Target, a complete list of which is attached as Section 3.1.35 of the Disclosure Letter;

1.67	“Letter of Intent” means the letter of intent of Argo Blockchain PLC dated October 6, 2020 with respect to the transactions contemplated hereby and accepted by the Vendors and the Targets;

1.68	“Letters of Credit” means the letter of credit issued on December 3, 2020 by Caisse Desjardins de Sainte-Foy, and guaranteed by Export Development Canada, in favour of the City of Baie-Comeau in the amount of CAD$916,935.00, as required pursuant to the terms of the Convention visant à établir certaines conditions relativement aux services d’électricité entered into among the City of Baie-Comeau and BaieComeauCo on April 10, 2018, as amended from time to time;

1.69	“Liability” means, other than those liabilities comprising a component of Working Capital, any liability, debt or other obligation, whether direct or indirect, absolute, accrued or unaccrued, asserted or unasserted, fixed or contingent, liquidated or unliquidated, mature or inchoate, due or to become due, known or unknown, or otherwise, including the following:

(a)	all indebtedness, obligations and liabilities of whatsoever nature and kind of any Target for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers’ acceptances, whether or not matured) and including any short term portion of long term indebtedness and any shareholders’ loans or advances;

(b)	all indebtedness of any Target created or arising under any conditional sale, other title retention agreements with respect to acquired property or pursuant to deferred purchase price obligations;

(c)	all obligations of any Target as lessee under a Capital Lease that, in accordance with ASPE, would appear on a balance sheet of such lessee in respect of such Capital Lease or otherwise be disclosed as such in a note to such balance sheet; and obligations under sale leasebacks of any Target;

(d)	all indebtedness, obligations and liabilities of whatsoever nature and kind of any Target resulting from any subsidy agreement, contribution agreement or similar agreement between any Target and any Governmental Authority;

(e)	all obligations guaranteeing or providing indemnification or insurance with respect to any indebtedness or other obligation of any Person (other than an obligation by a Target to guarantee or provide indemnification for the obligations of the other Target);

(f)	all accrued interests relating to any indebtedness of the type referred to in any of the items of this definition;

(g)	any amounts payable by the Vendors to a Tax Authority in respect of Taxes owing by the Vendors and sales Taxes required to be collected by the Vendors and remitted to a Tax Authority; and

(h)	all prepayment penalties or break-up fees of any nature relating to any indebtedness of the type referred to in any of the items of this definition which is being repaid on or immediately after Closing.

1.70	“Loss” means any and all loss, liability, debt, Tax, damage, cost, expense, charge, fine, penalty or assessment paid by the Indemnified Party, including the costs and expenses incurred in investigating, pursuing or settling a Claim and all interest and reasonable fees and expenses of attorneys and experts incurred in connection therewith (excluding, except in each case to the extent awarded by a Governmental Authority in respect of a Third Party Claim to the applicable third party, or in the case of fraud or intentional or gross fault, loss of profits, loss of value, indirect costs and expenses, punitive, consequential, incidental or exemplary damages, fines, penalties);

1.71	“Master Services Agreement” means that certain master services agreement among Argo Blockchain PLC, the Purchaser and the Vendors dated August 8, 2018, as amended from time to time;

1.72	“Material Adverse Change” means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences: (i) is or is reasonably likely to have a material and adverse effect upon any of the Business, operations, affairs, assets, liabilities, capitalization, results of operations, cash flows, condition, prospects, Permits, rights or privileges of any Target, or (ii) could reasonably be expected to materially impair or delay the ability of any of the Vendors or any Target to perform its obligations under this Agreement;

1.73	“Material Contract” means any:

(a)	Contract involving aggregate payments in any year to or by any Target of an amount or value in excess of $5,000 (other than those disclosed at (b) below);

(b)	existing order of an amount or value in excess of $5,000;

(c)	Contract between any Target and any Related Party;

(d)	Contract not entered into in the Ordinary Course and that involves expenditures or receipts of any Target in excess of $5,000;

(e)	lease, rental or occupancy agreement (including each Real Property Lease), license (other than a license agreement for commercially available software sold through retailers), instalment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and instalment and conditional sales agreements having a value per item or aggregate payments of less than $5,000);

(f)	Contract with respect to Intellectual Property or which is a Derivative Contract (other than a license agreement for commercially available software sold through retailers);

(g)	Contract containing covenants that in any way restrict or purport to restrict the business activity of any Target to engage in any business or to compete with any Person;

(h)	power of attorney of any Target that is currently effective and outstanding;

(i)	warranty, guarantee, support, bond, indemnification, assumption or other similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any Person other than in the Ordinary Course;

(j)	Contract which concerns any joint venture, partnership or other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Target;

(k)	Contract relating to or creating any trust indenture, mortgage, hypothec, promissory note, bond, loan agreement or other contract for the borrowing of money or otherwise evidencing any Liability of any Target;

(l)	Contract relating to any individual capital expenditure to be incurred after the date of this Agreement in excess of $5,000;

(m)	Contract containing liquidated damages or penalty entered into in the Ordinary Course; or

(n)	amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

1.74	“MirabelCo” has the meaning ascribed thereto in the preamble;

1.75	“Mutual Release” means the release by the Parties to be executed on or prior to the Closing, in the form attached hereto as Exhibit C.

1.76	“Negative Adjustment Amount” has the meaning ascribed thereto in Section 2.6.2;

1.77	“Notice Period” has the meaning ascribed thereto in Section 7.6 hereof;

1.78	“Objection Notice” has the meaning ascribed thereto in Section 2.5.2(b);

1.79	“Order” means any final and enforceable order or any judgment, injunction, decree, ruling, stipulation, award or writ of any court, tribunal, arbitrator or other Governmental Authority having jurisdiction;

1.80	“Ordinary Course” means, when used in relation to the conduct of the Business, any action which: (i) is consistent with the past practices of each Target and is taken in the ordinary course of the normal day-to-day operations of such Person; (ii) is not required to be authorized by the board of directors of any Target and is not required to be specifically authorized by the parent company (if any) of such Person; and (iii) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as the Targets;

1.81	“Outside Date” means July 31, 2021;

1.82	“Owned Properties” means any real or immovable property, lands, plants, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situated or forming part thereon of which any Target is the registered or beneficial owner, a complete and accurate list of which is set forth in Section 3.1.35 of the Disclosure Letter;

1.83	“Parties” means the Vendors and the Purchaser, and “Party” means any one of them;

1.84	“Permits” means all permits, certificates, certificates of authorization, certificates of compliance, authorizations, consents, licenses, approvals of and registrations with any Governmental Authority or pursuant to any Laws used or held in connection with the Business;

1.85	“Permitted Encumbrances” means (a) any easements, servitudes, rights-of-way, licenses, agreements, restrictions that run with the land and other minor Encumbrances (including easements, rights-of-way and agreements for railways, sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not affect the use or value of the Real Property affected thereby and provided the same have been complied with up to and on the Closing Date; (b) reservations, limitations, provisos and conditions, if any, expressed in any original grants of land by a Governmental Authority which do not affect the use or value of the Real Property affected thereby and provided the same have been complied with up to and on the Closing Date; (c) encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations which have either been registered or filed pursuant to Laws against any Target or not yet registered or filed and which, in any such case, relate to obligations not due and payable; (d) statutory encumbrances relating to obligations not due and payable; (e) Encumbrances for Taxes, assessments, Governmental Authority charges or levies not due and payable as at the Closing Date; (f) Encumbrances for public utilities not due and payable as at the Closing Date; and (h) any other Encumbrances set forth in Section 3.1.25 of the Disclosure Letter which are indicated to be Permitted Encumbrances;

1.86	“Person” includes any individual, trust, trustee, executor, administrator, legal personal representative, estate, firm, partnership, joint venture, venture capital fund, joint stock company, association, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.87	“POD-1 Bill of Sale” means that certain bill of sale entered into among the Purchaser and the Vendors at Closing relating to the sale of the assets making up the Vendors’ ‘POD-1’;

1.88	“POD-1 Consideration” means the consideration allocated to the assets listed in the POD-1 Bill of Sale;

1.89	“Positive Adjustment Amount” has the meaning ascribed thereto in Section 2.6.1;

1.90	“Pre-Closing Reorganization” has the meaning ascribed thereto in Section 4.6;

1.91	“Pre-Closing Reorganization Documents” means all agreements, assignments, undertakings, resolutions, share certificates, certificates, election forms, transfer forms, and other documents delivered in relation to the Pre-Closing Reorganization;

1.92	“Prime Rate” means the annual rate of interest announced from time to time by the Bank of Montreal as being its reference rate then in effect for determining interest rates on commercial loans in Canadian dollars made in Canada to its most credit worthy borrowers by such bank plus five percent (5%);

1.93	“Purchase Price” has the meaning ascribed thereto in Section 2.2 hereof;

1.94	“Purchased Shares” has the meaning ascribed thereto in Section 2.1;

1.95	“Purchaser” has the meaning ascribed thereto in the preamble hereof;

1.96	“Purchaser Fundamental Representations” has the meaning ascribed thereto in Section 3.5.2(a);

1.97	“Purchaser Indemnified Party” has the meaning ascribed thereto in Section 7.1.1;

1.98	“QST” means Taxes imposed under an Act Respecting the Québec Sales Tax and the regulations made thereunder;

1.99	“Real Properties” means the Owned Properties and the Leased Real Properties;

1.100	“Real Property Leases” means the leases, subleases and other agreements or arrangements under which the Leased Real Properties are leased, subleased, licensed by a Target as lessee or under which any right to use or occupy the Leased Real Properties is otherwise granted to a Target, a complete list of which is set forth in Section 3.1.35 of the Disclosure Letter;

1.101	“Related Party” means (a) the Vendors, or (b) any partner, shareholder, director, officer, trust, trustee or similar fiduciary, or any Affiliate of the Vendors, (c) any Person not acting at arm’s length (as defined in the Tax Act) with any of the Vendors;

1.102	“Representatives” means, with respect to any Person, the Affiliates, officers, directors, employees and agents of such Person;

1.103	“Required Third Party Consents” means the Third Party Consents set forth in Section 1.103 of the Disclosure Letter;

1.104	“Response Period” has the meaning ascribed thereto in Section 7.4;

1.105	“Retained Liabilities” means all Liabilities of the Targets, including:

(a)	any Liability of any Target arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Closing Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;

(b)	any Liability in respect of debt, loans, credit facilities or other indebtedness of any Target or the Business owing to financial institutions, excluding the Desjardins Loans and the Letters of Credit;

(c)	any Liability relating to the Desjardins Loans in excess the Desjardins Loan Amount;

(d)	any Liability relating to any Claim by any Tax Authority (whether made prior to, or after the Closing Date) against any Target for Taxes, including any penalties or interest thereon, relating to periods (or portions thereof) ending on or before the Closing Date;

(e)	any Liability relating to any Claim by any Tax Authority which results or arises from a breach of a representation contained in Section 3.1.30(a) hereof;

(f)	any Liability related to any transfer of assets or securities or reorganization between the date of the Letter of Intent and the Closing;

(g)	any Liability related to the Pre-Closing Reorganization and/or the Pre-Closing Reorganization Documents;

(h)	any Liability under any Claims relating to the Business, any Target, or the Purchased Shares (i) pending or Threatened as of the Closing Date (including any Claims disclosed or required to be disclosed in Section 3.1.28 of the Disclosure Letter) or (ii) asserted, Threatened or initiated after the Closing Date that arise out of or relate to any action, inaction, error, omission, event or condition that existed or occurred or is alleged to have existed or occurred prior to the Closing Date, regardless of whether any such Claim is asserted, threatened or initiated prior to, on or after the Closing;

(i)	any Liabilities of the Vendors or the Targets in respect of the Transferred Employees to the extent that such Liabilities are based on facts, circumstances or events that arise before the Closing, the termination of the employment of Transferred Employees by the Vendors or the Targets, any Liabilities in respect of other employees of such Vendor or Target including all severance payments, damages for wrongful dismissal and all related costs, the whole pertaining to the period before the Closing;

(j)	any Liabilities which arose prior to the Closing to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of the Targets (including with respect to any breach of obligations by such Person), except for indemnification of such Person under Article 7;

(k)	any Liability, loss, damage or cost whatsoever arising out of or in connection with any Environmental condition, matter, fact or circumstance occurring or existing, in whole or in part, on or prior to the Closing Date in relation to the Targets, the Business or the assets of the Targets or the operations conducted at the Real Properties, whether or not known at such time, and whether or not appearing before or after Closing, including, without limiting the generality of the foregoing, all liabilities arising out of any duty or violation of any Environmental Laws by the Targets or the presence of Hazardous Materials;

(l)	any Liabilities arising out of, in respect of or in connection with the failure by the Targets to comply with any Law or Order;

(m)	any Liability of the Targets existing or arising at any time prior to the Closing which is not disclosed in this Agreement, including any Liability for Taxes, any violation of applicable Law, any violation, contravention or breach of any contract, undertaking or agreement to which any Target is a party or any of the assets may be bound, and any Liability for services provided by any Target at any time prior to the Closing;

1.106	“Subsidiary” has the meaning ascribed thereto in the CBCA;

1.107	“Targets” has the meaning ascribed thereto in the preamble;

1.108	“Target Working Capital” means CAD $0;

1.109	“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever and wheresoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Governmental Authority pension plan premiums or contributions and for greater certainty, all contributions payable under any tax Laws;

1.110	“Tax Act” means the Income Tax Act (Canada);

1.111	“Tax Authority” means the Canada Revenue Agency, and any other national, state, local, provincial, territorial or other Governmental Authority responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

1.112	“Tax Contest” has the meaning ascribed in Section 7.7;

1.113	“Tax Returns” means any and all returns, reports, declarations, statements, information, estimates, rebates or credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Tax Authority or pursuant to any Law relating to Taxes or in fact filed with any Tax Authority, including all information returns, Claims for refund, amended returns, declarations of estimated Taxes, and requests for extensions of time to file any of the preceding items;

1.114	“Termination Notice” has the meaning ascribed thereto in Section 4.4.2;

1.115	“Terminating Party” has the meaning ascribed thereto in Section 4.4.2;

1.116	“Third Party Assets” means all movable property located on the Real Properties at the time of Closing which is unrelated to the operation of the Business and includes, without limitation, (i) all movable property specifically and solely required for the monitoring or network of the Vendors’ New Brunswick facility and any other facility; and (ii) all movable property owned by any third party, such as all servers belonging to the Evo Group, all metal cutting materials and tools belonging Cutworks, and all personal property belonging to any Employees.

1.117	“Third Party Claim” means any Claim asserted against an Indemnified Party, that is paid or payable to, or claimed by, any Person who is not a Party or an Affiliate of a Party;

1.118	“Third Party Consents” means all consents, approvals, notices, orders, rulings, authorizations, acknowledgements, registrations, declarations, filings, submissions of information, waivers, sanctions, licenses, exemptions or permits (including the Environmental Authorizations) necessary or otherwise required from any Governmental Authority or Person or pursuant to any Law in order for the Vendors to consummate the transactions contemplated by this Agreement or any Closing Document; a complete and accurate list of the Third Party Consents is set forth in Section 3.1.9 of the Disclosure Letter;

1.119	“Threatened” a Claim or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead to a prudent Person to conclude that such a Claim or matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

1.120	“Transferred Employees” has the meaning ascribed thereto in Section 4.7.1;

1.121	“Vendors” has the meaning ascribed thereto in the preamble hereof;

1.122	“Vendor Fundamental Representations” has the meaning ascribed thereto in Section 3.5.1(a);

1.123	“Vendor Indemnified Party” has the meaning ascribed thereto in Section 7.2.1;

1.124	“Working Capital” means the current assets of the Targets, including cash, Accounts Receivable, supplier rebates, Tax credits, and prepaid expenses of the Targets, minus the current liabilities of the Targets, including accounts payable, accrued liabilities, income Taxes payable of the Targets, and deferred revenue; but excluding any deposits for Fixed Assets;

1.125	“Work Orders” all outstanding work orders, deficiency notices or orders to comply issued by any Governmental Authority with respect to the Real Properties; and

1.126	“Year End Financial Statements” means the unaudited, unconsolidated financial statements of the Targets for the years ended December 31, 2019 and December 31, 2018.

EXHIBIT B

FORM OF ESCROW AGREEMENT

(See attached document)

THIS ESCROW AGREEMENT is made as of [●], 2021.

AMONG:	GPU.ONE HOLDING INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 3680 avenue du Musée, Montreal, Quebec, H3G 2C9;

(“GPU Holding”)

AND:	GPU.ONE ENTERPRISE INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 3682 avenue du Musée, Montreal, Quebec, H3G 2C9;

(“GPU Enterprise” and, collectively with GPU Holding, the “Vendors”)

AND:	ARGO INNOVATION LABS INC., a legal person duly incorporated under the Business Corporations Act (British Columbia), having its head office at 700-401 W. Georgia St., Vancouver, British Columbia, V6B 5A1;

(the “Purchaser”)

AND:	[●], a legal person duly incorporated under the [●], having its head office at [●];

(the “Escrow Agent”)

WHEREAS the Purchaser and the Vendors have entered into a share purchase agreement on February 2, 2021 (the “Share Purchase Agreement”) pursuant to which, inter alia, the Purchaser agreed to purchase, and the Vendors agreed to sell, all the issued and outstanding shares of 9366-5230 Québec Inc. and 9377-2556 Québec Inc., the whole in accordance with the terms and subject to the conditions therein contained;

WHEREAS the execution, delivery and performance of this Escrow Agreement between the Purchaser, the Vendors and the Escrow Agent is a condition precedent to the obligation of the Purchaser to complete the transactions and satisfy the obligations set forth in the Share Purchase Agreement, without which the Purchaser would not have agreed to enter into the Share Purchase Agreement;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each party), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The capitalized words and expressions used in this Escrow Agreement or in its Schedules, unless otherwise defined herein, shall have the meaning ascribed to them in the Share Purchase Agreement.

1.2	Articles, Sections and Headings

The division of this Escrow Agreement into Articles, Sections, Exhibits and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Escrow Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Escrow Agreement and not to any particular Article, Section, Exhibit, Schedule or other portion hereof. References herein to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Escrow Agreement or of the Exhibits and Schedules hereto unless otherwise expressly stated herein.

1.3	Extended Meanings

In this Escrow Agreement words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4	Currency

Except as expressly provided herein, all references to currency contained herein are to lawful money of Canada.

1.5	Calculation of Time

1.5.1	Time. Time is of the essence of this Escrow Agreement.

1.5.2	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.5.3	Business Days. Whenever any action to be taken or payment to be made pursuant to this Escrow Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

1.5.4	Time of Day. All references to times of the day are to the times of the day in Montreal, Québec.

ARTICLE 2

APPOINTMENT AND ADJUSTMENT HOLDBACK

2.1	Appointment

The parties hereto hereby appoint the Escrow Agent to act as escrow agent pursuant to the terms and provisions of this Escrow Agreement. The Escrow Agent acknowledges receipt of a sum in the amount of $300,000.00 (the “Escrow Holdback”) which shall be held and dealt with by the Escrow Agent in accordance with the terms of this Escrow Agreement. The Escrow Agent acknowledges and agrees that it is not the beneficial owner of the Escrow Holdback but holds same as agent for the Purchaser or the Vendors on the terms and conditions set out herein.

2.2	Investment

Up to the date of release, the Escrow Agent shall invest the Escrow Holdback in an interest bearing trust account, or in bonds of the Government of Canada or any province of Canada. All interest earned and paid on the Escrow Holdback shall added to the Escrow Holdback and dealt with by the Escrow Agent in accordance with the terms of this Escrow Agreement. For income tax purposes, the Escrow Agent shall provide the Purchaser or the Vendors, on an annual basis, with the tax statements prescribed by the applicable tax laws attesting that all interest earned on the Escrow Holdback has been earned by the Purchaser or the Vendors.

2.3	Payment

The parties hereto understand and agree that the Escrow Agent shall never be compelled to deliver to any party hereto any amount which exceeds the sums available in the Escrow Holdback. Any amount required to be paid in excess of the Escrow Holdback shall be payable directly by such party to the party entitled to such payment pursuant to this Escrow Agreement or the Share Purchase Agreement.

2.4	Fees

The Escrow Agent shall be entitled to the reimbursement of reasonable out-of-pocket expenses and reasonable fees (collectively, the “Escrow Fees”) for carrying out its duties hereunder. The Purchaser and the Vendors shall each be liable for the payment of fifty percent (50%) of the Escrow Fees.

ARTICLE 3

RELEASE UPON COMPLETION OF POST-CLOSING ADJUSTMENTS

3.1	Adjustments

The Purchaser or the Vendors shall send to the Escrow Agent a copy of the final Closing Date Financial Statements and Closing Calculations pursuant to the Share Purchase Agreement, together with a joint written direction setting forth the manner in which Escrow Holdback (or any portion thereof) should be disbursed, as further contemplated by Section 3.2.

3.2	Release of Escrow Holdback

3.2.1	If the aggregate sum of the adjustments set forth in Section 2.5.1 of the Share Purchase Agreement results in a Positive Adjustment Amount, the Positive Adjustment Amount shall be paid to the Vendors directly by the Purchaser, without having recourse to the amounts held in the Escrow Holdback.

3.2.2	If the aggregate sum of the adjustments set forth in Section 2.5.1 of the Share Purchase Agreement results in a Negative Adjustment Amount, and if the Negative Adjustment Amount is less than or equal to the unpaid balance of the POD-1 Consideration, the Purchaser and the Vendors shall operate compensation on such amounts owed to one another and the Vendors shall forever release and discharge the Purchaser from payment of the portion of the POD-1 Consideration used to compensate the Negative Adjustment Amount.

3.2.3	If the aggregate sum of the adjustments set forth in Section 2.5.1 of the Share Purchase Agreement results in a Negative Adjustment Amount which is greater than the unpaid balance of the POD-1 Consideration:

(a)	the Purchaser and the Vendors shall operate compensation on the entirety of the POD-1 Consideration and the Vendors shall forever release and discharge the Purchaser from payment of the full balance of the POD-1 Consideration used to compensate, in part, the Negative Adjustment Amount;

(b)	the Escrow Agent shall remit to the Purchaser by wire transfer, within five

(5) Business Days of the receipt by the Escrow Agent of the final Closing Date Financial Statements and Closing Calculations, the amount by which the Negative Adjustment Amount exceeds the unpaid balance of the POD-1 Consideration; and

(c)	if applicable, the amount by which the Negative Adjustment Amount exceeds the sum of the unpaid balance of the POD-1 Consideration and the Escrow Holdback shall be paid to the Purchaser directly by the Vendors.

ARTICLE 4

RELEASE UPON SETTLEMENT OF DIRECT CLAIM OR THIRD PARTY CLAIM

4.1	Notice of Claim

The Purchaser shall send to the Escrow Agent a copy of any notice of Direct Claim or of Third Party Claim (as such terms are defined in the Share Purchase Agreement) made during the term of this Escrow Agreement (such claims being hereinafter referred to, collectively, as “Outstanding Claims” and, individually, as an “Outstanding Claim”). The Purchaser shall send a copy of such transmission to the Vendors.

4.2	Release of Escrow Holdback

The Escrow Agent shall release to the accounts set forth in Schedule A hereto all or part of the Escrow Holdback as follows:

4.2.1	Within three (3) Business Days following receipt of a joint written direction of the Purchaser and the Vendors, in the amounts and as set forth in such joint written direction.

4.2.2	To the Purchaser, three (3) Business Days after the expiry of the thirty (30) day period following receipt by the Escrow Agent of a copy of the notice of Direct Claim addressed to the Vendors, but only if the Escrow Agent has not received a copy of the written response of the Vendors to such Direct Claim within such thirty (30) day period.

4.2.3	To the Purchaser, to the extent of any amount payable to the Purchaser pursuant to an Order with respect to an Outstanding Claim or pursuant to any out-of-court settlement with respect to an Outstanding Claim, three (3) Business Days following receipt by the Escrow Agent of a certified copy of such Order or out-of-court settlement as the case may be, provided however that in the case of a final judgment, the certified copy thereof shall be accompanied by a certificate issued by the court in question or other satisfactory proof that such judgment is not under appeal or that the delays for appeal have expired.

4.2.4	To the Vendors, within three (3) Business Days of the six (6)-month anniversary of the Closing Date, the amount by which the amount of the Escrow Holdback still held by the Escrow Agent at such time exceeds the amount of all Outstanding Claims at such time.

4.2.5	With respect to any amount retained by the Escrow Agent after the six (6)-month anniversary of the Closing Date, to the Vendors or the Purchaser, to the extent and in the amount payable pursuant to an Order with respect to an Outstanding Claim or pursuant to any out-of-court settlement with respect to an Outstanding Claim, in both cases, within three (3) Business Days following receipt by the Escrow Agent of a certified copy of such Order or out-of-court settlement, as the case may be, provided however that in the case of a final judgment, the certified copy thereof shall be accompanied by a certificate issued by the court in question or other satisfactory proof that such judgment is not under appeal or that the delays for appeal have expired.

ARTICLE 5

RESIGNATION, REMOVAL OF ESCROW AGENT

The Escrow Agent may resign and be discharged from all further duties and liabilities hereunder upon ten (10) Business Days prior written notice to the other parties hereto, and may be removed from its office of Escrow Agent by the Purchaser and the Vendors at any time upon not less than ten (10) Business Days’ prior written notice given to the Escrow Agent by the Purchaser and the Vendors acting jointly. Upon the discharge or removal of the Escrow Agent, the latter shall release the Escrow Holdback and any related documents in its possession to any Person designated by the Purchaser and the Vendors, acting jointly, in a written notice delivered to the Escrow Agent not later than two (2) Business Days following such discharge or termination (the “Transfer Notice”). Where the Purchaser and the Vendors acting jointly fail to remit the Transfer Notice to the Escrow Agent in the manner set forth in this Article 5, the Escrow Agent shall release the Escrow Holdback and any related documents in its possession to a trust company or legal counsel of its choosing, at the cost and expense of the Purchaser and the Vendors.

ARTICLE 6

DUTIES AND LIABILITIES OF THE ESCROW AGENT

6.1	Duties and liabilities

The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Escrow Agreement, and no implied duties or obligations of the Escrow Agent shall be read into this Escrow Agreement. In addition:

6.1.1	The Escrow Agent shall have no duty to enforce any obligation of any Person, other than as expressly provided herein.

6.1.2	The Escrow Agent shall not be liable for any action taken or omitted by it, in good faith and in the exercise of its reasonable judgment, unless it shall be proved that the Escrow Agent committed an intentional or gross fault.

6.1.3	The Escrow Agent may rely, and shall be protected in acting, upon any judgment, order, notice, demand, direction, certificate or other instrument, paper or document which may be submitted to it in connection with its duties hereunder and the directions incorporated therein and which is or are believed by the Escrow Agent to be genuine and signed or presented by the proper Person(s), and may accept same as sufficient evidence of the facts stated therein. The Escrow Agent shall in no way be bound to request further evidence (whether as to due execution or validity or as to the truth of any fact), and shall not be responsible for any loss that may be occasioned by its failing to do so.

6.1.4	If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto or from a third Person with respect to any matter arising pursuant to this Escrow Agreement which, in its opinion, are in conflict with any provision of this Escrow Agreement, it shall be entitled to obtain all third party counsel as it shall deem necessary in its discretion and shall at all times be further entitled to refrain from taking any action authorized and directed hereunder until it shall be authorized or directed otherwise in writing by each of the relevant parties hereto, or by an order of a court of competent jurisdiction from which no further appeal may be taken.

6.1.5	The Escrow Agent is automatically released from any and all liabilities and obligations upon release of the Escrow Holdback in accordance with Article 4.

ARTICLE 7

INDEMNIFICATION OF ESCROW AGENT

7.1	Indemnification

The parties hereto will hold harmless and solidarily indemnify the Escrow Agent and its respective partners, officers, directors and employees (the “Releasees”) against all actions, proceedings, losses, liabilities, costs, claims and demands incurred or sustained by any Releasee in respect of any matter or thing done by it under, pursuant to or in connection with this Escrow Agreement, or otherwise arising in connection with the office of [●] as Escrow Agent hereunder, except insofar as the same arose through the intentional or gross fault of the Escrow Agent. Notwithstanding anything else herein contained, this indemnity shall survive the termination of this Escrow Agreement.

7.2	Claim

The Escrow Agent shall not have the obligation to initiate a Claim, defend a Claim or intervene to a Claim with respect to this Escrow Agreement unless and until it has been indemnified for all the Escrow Fees and for all fees and expenses that it would have to incur with respect to such Claim.

ARTICLE 8

TERMINATION OF THIS ESCROW AGREEMENT

Upon the resignation or discharge of the Escrow Agent or upon the release of all of the Escrow Holdback in accordance with this Escrow Agreement, this Escrow Agreement shall terminate, subject however to the terms set forth in Article 7.

ARTICLE 9

GENERAL PROVISIONS

9.1	Further Assurances

Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as another party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Escrow Agreement.

9.2	No Waiver

Failure of a party hereto to insist upon the strict performance of any term or condition of this Escrow Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

9.3	Successors, Assigns and Assignment

This Escrow Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. Except as set forth in Article 5, this Escrow Agreement may not be assigned by any party hereto without the prior written consent of the other parties, except that the Purchaser may assign all or part of its rights and/or obligations under this Agreement to an Affiliate or a wholly-owned Subsidiary of the Purchaser without the prior written consent of the other parties hereto, provided that the Purchaser shall remain liable with its assignee for any obligations hereunder.

9.4	Entire Agreement

This Escrow Agreement, together with Sections 2.6 and 7.9 of the Share Purchase Agreement (as between the parties hereto other than the Escrow Agent, which shall not be bound by any such terms), constitutes the entire agreement between the parties hereto with respect to the subject matters hereof and cancels and supersedes any prior understandings and agreements between the parties with respect hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties hereto other than as expressly set forth in this Escrow Agreement.

9.5	Amendments and Waivers

No amendment to this Escrow Agreement shall be valid or binding unless set forth in writing and duly executed by all parties hereto. No waiver of any breach of any provision of this Escrow Agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, will be limited to the specific breach waived.

9.6	Notices

Any notice, direction or other communication to be given under this Escrow Agreement shall be in writing and given or made in accordance with Section 9.8 of the Share Purchase Agreement which shall apply, mutatis mutandis, to this Escrow Agreement, provided that any such notice, direction or other communication intended for the Escrow Agent shall be addressed:

[●]

Attention: [●]

Fascimile: [●]

9.7	Governing Law and Forum

This Escrow Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Québec and elect domicile in the City of Montreal with respect to any matter relating to the execution or construction of this Escrow Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction).

9.8	Severability

If any provision of this Escrow Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

9.9	Counterparts

This Escrow Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile transmission of this Escrow Agreement bearing a signature on behalf of a party shall be legal and binding on such party.

9.10	Language

The parties hereto acknowledge that they have required that this Escrow Agreement and all related documents be drawn up in English. Les parties aux présentes reconnaissent avoir exigé que la présente convention d’écrou et tous les documents connexes soient rédigés en anglais.

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(signature page to Escrow Agreement)

IN WITNESS WHEREOF the parties hereto have executed this Escrow Agreement.

GPU.ONE HOLDING INC.	GPU.ONE ENTERPRISE INC.

Per:	/s/ Vladimir Plessovskikh	Per:	/s/ Vladimir Plessovskikh
	Vladimir Plessovskikh		Vladimir Plessovskikh

ARGO INNOVATION LABS INC.

Per:	/s/ Ian MacLeod
Ian MacLeod

[ESCROW AGENT]

Per:	[●]

SCHEDULE A

WIRE TRANSFER INSTRUCTIONS

If payment is to be made to the Vendors:

GPU.ONE HOLDING INC.

Beneficiary account name: [●]

Beneficiary address: [●]

Beneficiary bank name: [●]

Bank number (or ABA in US): [●]

SWIFT Code: [●]

Bank transit number: [●]

Bank address: [●]

Beneficiary account number: [●]

GPU.ONE ENTERPRISE INC.

Beneficiary account name: [●]

Beneficiary address: [●]

Beneficiary bank name: [●]

Bank number (or ABA in US): [●]

SWIFT Code: [●]

Bank transit number: [●]

Bank address: [●]

Beneficiary account number: [●]

If payment is to be made to the Purchaser:

Beneficiary account name: [●]

Beneficiary address: [●]

Beneficiary bank name: [●]

Bank number (or ABA in US): [●]

SWIFT Code: [●]

Bank transit number: [●]

Bank address: [●]

Beneficiary account number: [●]

EXHIBIT C

FORM OF MUTUAL RELEASE

(See attached document)

MUTUAL RELEASE

To:	Argo Innovation Labs Inc. (the “Purchaser”)
GPU.ONE Holding Inc. (“GPU Holding”)
GPU.ONE Enterprise Inc. (“GPU Enterprise” and, collectively with GPU Holding, the “Vendors”)
9366-5230 Québec Inc. (“9366”)
9377-2556 Québec Inc. (“9377” and, collectively with 9366, the “Corporations”)

WHEREAS the Purchaser, the Vendors and the Corporations have entered into a share purchase agreement on February 2, 2021 (the “Purchase Agreement ”) pursuant to which, inter alia, the Purchaser agreed to purchase, and the Vendors agreed to sell, all the issued and outstanding shares of the Corporations; and

WHEREAS the execution, delivery and performance of this release is integral to the obligation of the Purchaser and the Vendors to complete the transactions and satisfy the obligations set forth in the Purchase Agreement, without which the Purchaser and the Vendors would not have agreed to enter into the Purchase Agreement.

1.	For good and valuable consideration, the receipt and sufficiency of which is hereby recognized, each of the Vendors, on behalf of itself, its Affiliates, and their respective successors and assigns (hereinafter collectively referred to as the “Vendor Releasors”) does hereby fully and unconditionally remise, release and forever discharge the Purchaser, the Corporations, their respective Affiliates, officers, directors, employees, servants and agents, and all of their respective heirs, successors and assigns (hereinafter collectively referred to as the “Vendor Releasees”), individually and collectively from any and all Vendor Released Claims except for the Vendor Excluded Claims.

“Vendor Released Claims” means actions, causes of action, suits, proceedings, debts, dues, contracts and covenants, whether expressed or implied, claims or demands for damages, sums due, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and howsoever arising which the Vendor Releasors may heretofore have had, may now have, or may hereinafter have for or by reason of or in any way arising out of any cause, matter or thing done or omitted to be done, including without limitation, in any way relating to or in connection with having been a creditor, guarantor, director or shareholder of the Corporations.

“Vendor Excluded Claims” means any claim relating to or arising out of the Vendor Releasors’ rights under (i) the Purchase Agreement, or (ii) any Closing Document.

2.	For good and valuable consideration, the receipt and sufficiency of which is hereby recognized, each of the Corporations, on behalf of itself, its Affiliates, and their respective successors and assigns (hereinafter collectively referred to as the “Corporation Releasors”) does hereby fully and unconditionally remise, release and forever discharge the Vendors and their respective Affiliates, officers, directors, employees, servants and agents, and all of their respective heirs, successors and assigns (hereinafter collectively referred to as the “Corporation Releasees”), individually and collectively from any and all Corporation Released Claims except for the Corporation Excluded Claims.

“Corporation Released Claims” means actions, causes of action, suits, proceedings, debts, dues, contracts and covenants, whether expressed or implied, claims or demands for damages, sums due, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and howsoever arising which the Corporation Releasors may heretofore have had, may now have, or may hereinafter have for or by reason of or in any way arising out of any cause, matter or thing done or omitted to be done, including without limitation, in any way relating to or in connection with having been a creditor, guarantor, director or subsidiary of the Vendors.

“Corporation Excluded Claims” means any claim relating to or arising out of the Purchaser’s or the Corporation Releasors’ rights under (i) the Purchase Agreement, or (ii) any Closing Document.

3.	Each of the Vendor Releasors agrees and undertakes not to encourage or instigate any claims by other persons or entities against the Vendor Releasees in connection with the Vendor Released Claims except for the Vendor Excluded Claims or institute or continue any proceedings by way of action, arbitration or otherwise against any person or entity who or which might be entitled to claim contribution, indemnity, damages or other relief over or against the Vendor Releasees in connection with the Vendor Released Claims except for the Vendor Excluded Claims. Each of the Vendor Releasors further represents and warrants to and in favour of the Vendor Releasees that it has not assigned, transferred or otherwise alienated any of its rights in any Vendor Released Claims to any person.

4.	Each of the Corporation Releasors agrees and undertakes not to encourage or instigate any claims by other persons or entities against the Corporation Releasees in connection with the Corporation Released Claims except for the Corporation Excluded Claims or institute or continue any proceedings by way of action, arbitration or otherwise against any person or entity who or which might be entitled to claim contribution, indemnity, damages or other relief over or against the Corporation Releasees in connection with the Corporation Released Claims except for the Corporation Excluded Claims. Each of the Corporation Releasors further represents and warrants to and in favour of the Corporation Releasees that it has not assigned, transferred or otherwise alienated any of its rights in any Corporation Released Claims to any person.

5.	This release shall enure to the benefit of each Vendor Releasee’s and Corporation Releasee’s respective heirs, executors, administrators, legal and/or personal representatives, successors and assigns, as applicable, and shall be binding upon the successors and assigns of the Vendor Releasors and the Corporation Releasors, as the case may be.

6.	The capitalized words and expressions used in this release, unless otherwise defined herein, shall have the meaning ascribed to them in the Purchase Agreement. This release shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). This release may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement and shall become effective, subject to any escrow arrangements as agreed by counsel to the Purchaser and the Vendors, when one or more counterparts have been signed by each of the parties and delivered to the other parties. A facsimile, PDF or other electronic transmission of this release bearing a signature on behalf of a party shall be legal, valid and binding on such party and have the same force and effect as a manually signed original. The parties hereto acknowledge that they have required that this release and all related documents be drawn up in English. Les parties aux présentes reconnaissent avoir exigé que la présente quittance et tous les documents connexes soient rédigés en anglais.

(Signatures on following page)

DATED this ______ day of ________________, 2021.

GPU.ONE HOLDING INC.	GPU.ONE ENTERPRISE INC.

By:	By:

9366-5230 QUÉBEC INC.	9377-2556 QUÉBEC INC.

By:	By:

READ AND ACCEPTED on this ______ day of ________________, 2021.

ARGO INNOVATION LABS INC.

By:

EXHIBIT D

FORM OF D&O RELEASE

(See attached document)

RESIGNATION AND RELEASE

[●], 2021

TO:	9366-5230 Québec Inc. (“9366”)

9377-2556 Québec Inc. (“9377” and, collectively with 9366, the “Corporations”)

AND TO:	The shareholders thereof

The undersigned hereby resigns as a [director and/or officer] of the Corporations, such resignation to be effective as of the date hereof.

For good and valuable consideration (the receipt and sufficiency of which is acknowledged), the undersigned irrevocably and unconditionally remises, releases and forever discharges each of the Corporations, their respective predecessors, subsidiaries, affiliates, officers, directors, shareholders, representatives, agents, successors and assigns (the “Released Persons”), from any and all actions, causes of action, suits, debts, accounts, covenants, contracts, damages, demands and all other claims whatsoever, whether contingent or otherwise, which the undersigned, as a director, officer, employee, shareholder or creditor of the Released Persons, or otherwise, ever had, now has or hereafter can, shall or may have, now or at any time in the future, for or by reason of or in any way arising out of any cause, matter or thing whatsoever existing up to the date hereof and, including, without limiting the generality of the foregoing, for or by reason of or in any way arising out of any claim for indebtedness of the Released Persons to the undersigned, of every nature and kind.

Notwithstanding the foregoing, this Release shall not extend to or include the covenants, obligations, representations or warranties of the parties made in, under or pursuant to the share purchase agreement entered into on February 2, 2021 among Argo Innovation Labs Inc., GPU.ONE Holding Inc., GPU.ONE Enterprise Inc. and the Corporations (the “Purchase Agreement”).

This release shall enure to the benefit of each Released Person’s respective heirs, executors, administrators, legal and/or personal representatives, successors and assigns, as applicable, and shall be binding upon the successors and assigns of the undersigned.

The capitalized words and expressions used in this release, unless otherwise defined herein, shall have the meaning ascribed to them in the Purchase Agreement. This resignation and release shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). A facsimile, PDF or other electronic transmission of this resignation and release bearing a signature on behalf of the undersigned shall be legal, valid and binding on the undersigned and have the same force and effect as a manually signed original. The parties hereto acknowledge that they have required that this resignation and release and all related documents be drawn up in English. Les parties aux présentes reconnaissent avoir exigé que la présente demission et quittance et tous les documents connexes soient rédigés en anglais

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[●]

Signature Page - Resignation and Release

SCHEDULE 2.4.1

CALCULATION OF ADJUSTMENTS

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF THE VENDORS

Representations in respect of Vendors

3.1.1	Capacity and No Violation of Vendors.

(a)	Each of the Vendors has been duly incorporated under all applicable Laws, is validly subsisting and is in good standing under the Laws of its jurisdiction of incorporation. Each of the Vendors has full corporate or legal power and authority to own and lease its assets and carry on its business as currently owned and carried on. Each of the Vendors is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business now being carried on or the property owned or leased by it makes such registration, licensing or qualification necessary. No resolution has been adopted providing for the dissolution or winding up of the Vendors.

(b)	The Vendors have the requisite capacity and authority to enter into this Agreement and each Closing Document to which they are a party and to perform their obligations hereunder and thereunder.

(c)	The execution of this Agreement and the execution of the Closing Documents by each of the Vendors which is a party thereto, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of the Vendors.

(d)	This Agreement has been and each of the Closing Documents to which any of the Vendors is a party shall at Closing have been duly executed by such Parties and constitute legal, valid and binding obligations, enforceable against such Parties in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(e)	The approval of this Agreement and each of the Closing Documents to which any of the Vendors is a party, the execution by the Vendors of this Agreement and of each of the Closing Documents to which any of the Vendors is a party and the performance by them of their obligations hereunder and thereunder and the completion of the transactions contemplated herein and in the Closing Documents, will not result in:

(i)	a violation of, default under or breach of, require any consent (except for the Third Party Consents) to be obtained under or give rise to any termination rights by a third party, payment obligation by the Vendors or rights of a third party the exercise of which would result in any breach or default under any provision of: (i) any Constating Records of the Vendors, (ii) any Contract or Permit to which the Vendors are party or by which any of the Vendors (or the Purchased Shares) is bound, or by which any of the Vendors is subject or is the beneficiary, (iii) any shareholders’ agreement, or (iv) any Laws, or

(ii)	the creation or imposition of any Encumbrance upon the Purchased Shares.

3.1.2	Approvals and Consents. Other than the Third Party Consents, no consent, approval, notice, order, ruling, authorization, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or permit is necessary or otherwise required to be obtained by any of the Vendors from any Governmental Authority or Person or pursuant to any Law in connection with the execution of this Agreement or any Closing Document to which any of the Vendors is a party or the consummation by the Vendors of the transactions contemplated hereby or thereby.

3.1.3	Title to Purchased Shares. As of the date hereof, the Vendors are the absolute legal and beneficial owners of, and have good and marketable title to, all of the Purchased Shares, free and clear of all Encumbrances. Immediately following the completion of the Pre-Closing Reorganization and at the Closing, GPU Enterprise will be the absolute legal and beneficial owner of, and will have good and marketable title to, all of the Purchased Shares, free and clear of all Encumbrances.

3.1.4	Residency. The Vendors are not “non-residents” of Canada within the meaning of the Tax Act.

Representations in respect of the Targets

3.1.5	Organization.

(a)	Each Target has been duly incorporated under all applicable Laws, is validly subsisting and is in good standing under the Laws of its jurisdiction of incorporation. Each Target has full corporate or legal power and authority to own and lease its assets and carry on its businesses as currently owned and carried on. Each Target is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business now being carried on or the property owned or leased by it makes such registration, licensing or qualification necessary, all of which are set forth in Section 3.1.6 of the Disclosure Letter. No resolution has been adopted providing for the dissolution or winding up of any Target. There has been no formal request for the annulment or the dissolution of any Target or for the appointment of a receiver or trustee or any similar person or entity to manage any of their affairs, nor has any petition been filed with any competent authority requesting the initiation of any restructuring or liquidation procedures with respect to any Target. No Target has been declared unable to meet its debts as they fall due, and there is no valid basis currently existing upon which it could be reasonably expected that a third party could require the dissolution or winding up of any Target.

3.1.6	Capitalization

(a)	Section 3.1.6 of the Disclosure Letter contains a complete and accurate list of each Target showing: (i) legal name, trade names, jurisdiction of incorporation or formation, the jurisdiction in which it is authorized to do business, (ii) authorized as well as issued and outstanding share capital, securities or other ownership interests (together with the holders thereof), and (iii) their directors and officers. The Targets do not hold any direct or indirect interest in any Person.

(b)	All of the outstanding share capital, securities and other ownership interests of the Targets are set forth in Section 3.1.6 of the Disclosure Letter and all have been duly authorized, are validly issued, fully paid and non-assessable and except as disclosed in Section 3.1.6 of the Disclosure Letter, all such share capital, securities and other ownership interests are owned directly by the Vendors, free and clear of all Encumbrances and, immediately following the completion of the Pre-Closing Reorganization and at the Closing, all such share capital, securities and other ownership interests will be owned directly by GPU Enterprise, free and clear of all Encumbrances.

(c)	There is no:

(i)	outstanding security held by any Person which is convertible or exchangeable into shares, securities or rights in the capital of the Targets;

(ii)	outstanding subscription, option, warrant, call, pre-emptive right, commitment or agreement of any nature whatsoever, written or verbal (other than this Agreement) obligating the Targets to issue, sell, purchase or transfer shares or securities which in any way relate to the authorized or issued capital of the Targets;

(iii)	agreement, commitment or understanding of any nature whatsoever, written or verbal (other than this Agreement) which grants to any Person the right to purchase or otherwise acquire or have a Claim against issued and outstanding shares or securities of the Targets;

(iv)	shareholders’ agreement, voting trust, voting agreement, pooling agreement or proxy with respect to any shares, securities or other ownership interests of the Targets; or

(v)	partnership, trust, joint venture, association or similar jointly owned business undertaking of whatsoever nature involving the Targets.

(d)	All dividends or distributions declared or paid by the Targets have been declared or paid in accordance with their Constating Records or other equivalent documents, applicable Laws and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.1.7	Constating Records. The Constating Records of the Targets are complete and accurate in all material respects, and are maintained in accordance with all applicable Laws and contain copies of all Constating Records and resolutions passed by the respective shareholders and directors of the Targets since the date of their incorporation. Complete and accurate copies of the Constating Records of the Targets which reflect all amendments made thereto have been delivered to the Purchaser. The Targets are not in default under, or in violation of, any provision of their Constating Records, documents or by-laws.

3.1.8	Capacity and No Violation of Targets.

(a)	Each Target has the requisite capacity and authority to enter into this Agreement (to the extent it is a party to this Agreement) and each Closing Document (to the extent it is a party to such Closing Document) and to perform each of its obligations hereunder and thereunder.

(b)	The execution and delivery of this Agreement and the execution and delivery of the Closing Documents by each Target which is a party thereto, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of each Target.

(c)	This Agreement and each of the Closing Documents to which any Target is a party have been duly executed and delivered by such Target and constitute legal, valid and binding obligations, enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(d)	Except for the Third Party Consents, the approval of this Agreement and each of the Closing Document to which any Target is a party, the execution and delivery by any Target of this Agreement and of each of the Closing Documents to which it is a party and the performance by each Target of its respective obligations hereunder and thereunder and the completion of the transactions contemplated herein and in the Closing Documents, will not result in:

(i)	a violation of, default under or breach of, require any consent to be obtained under or give rise to any termination rights by a third party, payment obligation by any Target or rights of a third party the exercise of which would result in any breach or default under any provision of: (i) any Constating Records of any Target, (ii) any Contract or Permit to which any Target is party or by which any Target (or their respective assets or securities) are bound, or by which any Target is subject or is the beneficiary, (iii) any shareholders’ agreement binding upon any Target, or (iv) any Laws;

(ii)	the creation or imposition of any Encumbrance upon the securities or the assets of any Target, or otherwise restrict, hinder, impair or limit the ability of any Target to carry on the Business as and where it is not being carried on or as and where it may be carried on in the future.

3.1.9	Approvals and Consents. Other than the Third Party Consents: (i) no consent, approval, notice, order, ruling, authorization, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or permit is necessary or otherwise required to be obtained by any Target from any Governmental Authority or Person or pursuant to any Law in connection with the execution and delivery of this Agreement or any Closing Document to which any Target is a party or the consummation by any Target of the transactions contemplated hereby or thereby or the conduct by any Target of the Business following the Closing as conducted on the date hereof, and (ii) no consent of or notice to any other Person is required to prevent any Contract from terminating or any Liability owing by the Targets from becoming due or to prevent the acceleration of any obligation of any Target.

3.1.10	Competition Act Assets and Revenues. The Targets do not have assets in Canada that exceed C$96 million or annual gross revenues from sales in or from Canada that exceed C$96 million, in either case, as determined in accordance with the Competition Act and the regulations thereunder.

3.1.11	Compliance with Laws. Except as disclosed in Section 3.1.11 of the Disclosure Letter, each Target has complied with and is not, and has at no time been, in violation of any applicable Laws or received any notice, written or verbal, of any violation under or non-compliance with any applicable Law and, to the knowledge of the Vendors, there is no basis therefor. There is no investigation, request for information, or other proceeding by any Governmental Authority to the knowledge of the Vendors pending or Threatened against any Target. Without limiting the generality of the foregoing, all securities of the Targets (including, without limitation, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable securities Laws.

3.1.12	Absence of Questionable Payments; Anti-Money Laundering.

(a)	No Target, director or officer or to the knowledge of the Vendors, employee, agent, sales representative, distributor or other Person acting on behalf of any Target, has used any Target funds or made or facilitated any bribe, illegal rebate, payoff, payment, kickback, unlawful contribution, payment, gift, entertainment or other unlawful expenditures of any nature. No current or former director, officer, employee, agent, sales representative, distributor or other Person acting on behalf of any Target has accepted or received any bribe, illegal rebate, payoff, payment, kickback, unlawful contribution, payment, gift, entertainment or other unlawful expenditures of any nature. The Targets have at all times complied in all respects, and are in compliance in all respects, with all applicable provisions of the Corruption of Foreign Public Officials Act and applicable Laws relating to prevention of corrupt practices in similar matters under the Criminal Code of Canada and any similar Laws in foreign jurisdictions. No Target, nor to the knowledge of the Vendors, any of their respective directors, officers, representatives, agents, partners or employees has established or maintained, or is maintaining, any illegal fund of corporate moneys or other properties.

(b)	The Business is and has at all times been conducted in compliance with applicable financial recordkeeping and reporting requirements and all applicable anti-money laundering Laws and any similar or related Laws issued, administered or enforced by any Governmental Authority related to anti-money laundering and no Claim by or before any Governmental Authority involving any Target with respect to the foregoing is pending or, to the knowledge of the Vendors, Threatened. Each Target has in place policies and procedures reasonably designed to detect and prevent activities prohibited by applicable anti-money laundering Laws, true and complete copies of which have been provided to the Purchaser, and the Business is and has at all times been conducted at all times in compliance with such policies and procedures.

3.1.13	Permits. All Permits that each Target is required to obtain that are related to the Business or the ownership or operation of its properties and assets have been obtained, are listed in Section 3.1.13 of the Disclosure Letter and are currently valid, in full force and effect and in good standing. Other than as set forth in Section 3.1.13 of the Disclosure Letter, there is no Permit required to carry on the Business as presently carried on or as proposed to be carried on after the Closing. No Target has violated the terms or conditions of any such Permits and there is no reason why any of the Permits should be suspended, cancelled, revoked or not renewed on the same terms.

3.1.14	Restrictions on Business Activities. Except as set forth in Section 3.1.14 of the Disclosure Letter, there is no Contract or Order binding upon any Target that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of any Target, any acquisition of property by any Target or the conduct of the Business as currently conducted.

3.1.15	Absence of Certain Changes or Events. Except as disclosed in Section 3.1.15 of the Disclosure Letter, since December 31, 2019, each Target has conducted its business only in the Ordinary Course and there has not occurred:

(a)	any Material Adverse Change or any damage, destruction or loss to the assets of any Target, whether covered by insurance or not;

(b)	any redemption, repurchase or other acquisition of shares or securities by the Targets or any declaration of, payment of or agreement to pay any dividend, or the declaration or authorization of any other distribution of, on or in respect of any of its securities whether payable in cash, securities or otherwise;

(c)	any (i) increase in or modification of any compensation, bonus, pension, insurance or benefit arrangement or any granting of severance or termination pay made to, for or with any of the directors, officers or Employees of any Target representing an aggregate amount in excess of $5,000, or (ii) removal of directors or termination of officers of any Target other than as contemplated herein;

(d)	any acquisition, lease, sale, Encumbrance or other disposition of property or assets other than in the Ordinary Course;

(e)	any failure to pay or otherwise satisfy any Accounts Payable, liabilities or obligations when due and payable, representing an aggregate amount in excess of $5,000, or any alteration of the practices and policies relating to the payment and collection of Accounts Payable and/or Accounts Receivable;

(f)	(i) any incurrence, creation, assumption or guarantee by any Target of any debt for borrowed money or of any Encumbrance on any asset in excess of $5,000, (ii) any issuance or sale of any securities convertible into or exchangeable for debt securities of any Target, or (iii) any issuance or sale of options or other rights to acquire from any Target debt securities or any securities convertible into or exchangeable for any such debt securities;

(g)	any entering into, amendment, or relinquishment, termination or non-renewal by any Target of any Material Contract, other than in the Ordinary Course;

(h)	any waiver or cancellation of any Claim, Account Receivable, or right, in each case other than in the Ordinary Course;

(i)	any labour dispute or charge of unfair labour practice involving any Vendor or Target or any termination or closure of any facility, business or operation;

(j)	other than in the Ordinary Course, any loss of any customer or supplier nor have the Targets received information to the effect that any of them may lose any customer or supplier (other than as may have been agreed independently by the Purchaser and the Vendors);

(k)	any change in the accounting methods, principles or practices or in the pricing, promotion or warranty policies and practices of any Target;

(l)	a split, combination or reclassification of any of the outstanding shares or securities of any Target;

(m)	other than in the Ordinary Course, any writing up or writing down of any of the assets or re-evaluation of inventory of any Target;

(n)	any Contract to take any action which would make any representation or warranty set forth in this Agreement or any Closing Document untrue, misleading or incorrect as of the date when made or at the Closing Date;

(o)	in respect of the Purchased Shares, except as required by law, (i) any change in Tax reporting or accounting principles; (ii) the settlement or compromise of any Tax liability; (iii) the making, change or rescission of any Tax election; (iv) the surrender of any right to claim a Tax abatement, reduction, exemption, credit or refund; (v) the filing of any amended Tax Return; or (vi) the consent to any extension or waiver of the limitation period, in each case, that is likely to cause a Material Adverse Change on Purchaser or with respect to the Purchased Shares after the Closing Date; or

(p)	any agreement or commitment to do any of the foregoing.

3.1.16	Contracts

(a)	Section 3.1.16 of the Disclosure Letter sets forth a list of all Material Contracts. Complete and accurate copies of the Material Contracts (and written summaries setting forth the terms and conditions of each verbal Material Contract) have been delivered to the Purchaser.

(b)	Each Material Contract is a legal, valid and binding obligation of each Person party thereto, enforceable by or against the Target party to such Material Contract, and to the knowledge of the Vendors, any other Person party to such Material Contract, in accordance with its terms, and is in full force and effect, and (subject to meeting or obtaining all Third Party Consents) will be in full force and effect on identical terms immediately following the Closing, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(c)	All obligations of each Target under each of the Material Contracts have been performed, and there are no defaults, events of default or violations (or which with or without notice, lapse of time or both, could reasonably be expected to, individually or in the aggregate, result in a default, event of default or violation) under any of the Material Contracts on the part of any Target or to the knowledge of the Vendors, on the part of the other party (or parties) to such Contract. No Target and no other party (or parties) to any Contract has repudiated any Material Contract.

(d)	No notice of termination of a Material Contract has been received or served by any Target and to the knowledge of the Vendors, there are no grounds for termination, resiliation, rescission, avoidance or repudiation of any such contract.

3.1.17	Major Suppliers and Customers. Section 3.1.17 of the Disclosure Letter contains a complete and accurate list, as of the date hereof, of the ten (10) most important suppliers by supplier number, determined by the amounts paid by the Targets to such suppliers, of goods and services to the Targets in the last three years and of the ten (10) most important customers by customer number, determined by the amounts paid to the Targets by such customers, of the Targets for each of the last three years. The relationships of the Targets with such customers and suppliers are good commercial working relationships. No such supplier or customer notified any Target of its intention to change to a material extent its relationship or the terms upon which it conducts business with them (including, in the case of suppliers, the payment and credit terms extended to the Target and, in the case of customers, the rate or amount of sales or purchases) and, to the knowledge of the Vendors, there is no basis for such change. To the knowledge of the Vendors, no Target has any reason to believe that any such supplier or customer would change the terms upon which it conducts business with the Targets (including the payment and credit terms extended to them) as a result of the consummation of the transactions contemplated by this Agreement.

3.1.18	Financial Statements.

(a)	The Year End Financial Statements have been prepared in accordance with ASPE and present fairly, in all material respects, the financial position of the Targets as of the date and for the periods presented therein.

(b)	The Interim Financial Statements present fairly, in all material respects, the financial position of the Targets as of the date and for the periods presented therein, subject to normal year-end adjustments and the fact that no notes are appended thereto.

(c)	Each Target has devised and maintains internal accounting controls and information systems sufficient to provide reasonable assurances that (i) information relating to any Target is made known to its management, and (ii) the financial reporting and the preparation of financial statements for external purposes in accordance with ASPE is reliable.

3.1.19	Absence of Undisclosed Liabilities. No Target has any Liabilities other than those set forth and adequately provided for or reserved against in the balance sheet included in the Financial Statements or those incurred in the Ordinary Course and consistent with past practice since December 31, 2019; any Liabilities incurred in the Ordinary Course since the date of the balance sheet included in the Financial Statements have not caused and could not reasonably be expected to cause a Material Adverse Change.

3.1.20	Capital Expenditures. Since December 31, 2019, each Target has made capital expenditures only in the Ordinary Course and to the extent reasonably necessary to operate and maintain the Business and has not delayed or cancelled any previously scheduled capital expenditures.

3.1.21	Grants and Subsidies. No Target has applied for or received any grant, subsidy, payment or allowance from any Governmental Authority, or has any present Liability of whatsoever nature and kind resulting from any subsidy agreement, contribution agreement or similar agreement between any Target and any Governmental Authority.

3.1.22	Bank Accounts and Related Powers of Attorney. Section 3.1.22 of the Disclosure Letter sets forth (i) the name of each Person with whom the Targets maintain an account or safety deposit box and the names of all Persons authorized to draw thereon or to have access thereto; and (ii) the name of each Person holding a general or special power of attorney from the Targets for banking purposes and a summary of the terms thereof.

3.1.23	Accounts Receivable. The Accounts Receivable of the Targets have arisen only from bona fide transactions in the Ordinary Course. To the knowledge of the Vendors, there is no fact or circumstance generally (other than general economic conditions) which could result in any increase in the non-collectability of the Accounts Receivable as a class in excess of the reserves therefore (if any) set forth in the Financial Statements. All Accounts Receivable are fully and validly due and owing to a Target and are good and fully collectible within 180 days of the date of their issuance, subject to the reserve for bad debts recorded in the Books and Records. The Accounts Receivable constitute, and will constitute at Closing, only valid, undisputed claims of the Targets not subject to valid claims of setoff or other defences or counterclaims other than normal cash discounts accrued in the Ordinary Course.

3.1.24	Sufficiency of Assets. To the knowledge of the Vendors, the assets of the Targets are adequate and sufficient to operate the Business immediately following the Closing in substantially the same manner as currently carried on.

3.1.25	Title to Assets.

(a)	Subject to Section 3.1.3, and except as set forth in Section 3.1.25 of the Disclosure Letter, each Target is the absolute legal and beneficial owner of, and has good and marketable title to, or (in the case of property held under a lease) an enforceable lease with respect to, or (in the case of property held under another Contract) an enforceable interest in or right to use, all the assets used by such Target in connection with the Business, free and clear of all Encumbrances other than Permitted Encumbrances;

(b)	The Targets own and are in possession of each of the assets shown or reflected on the Financial Statements or otherwise on the books of the Targets (except only those assets which have been disposed of in the Ordinary Course since the dates thereof) and all other assets acquired since the dates thereof with good and marketable title, free and clear of all Encumbrances other than Permitted Encumbrances. No Target has received in respect of its assets or any of them any notice of conflict with the asserted rights of any other Person.

3.1.26	Condition of Assets. The assets of the Targets (including, without limitation, the Fixed Assets and the Real Properties) are adequate and suitable for their present and intended uses and are sufficient to conduct the Business as it is currently conducted.

3.1.27	Books and Records. The Books and Records of each Target (i) have been maintained in accordance with applicable Laws and good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of such Target, and (iii) accurately and fairly reflect the basis for the Financial Statements.

3.1.28	Litigation. Except as set forth in Section 3.1.28 of the Disclosure Letter, there is no Claim, Order or investigation pending or, to the knowledge of the Vendors, Threatened against any Target or affecting any of the Purchased Shares or any Permits, assets or business practices of any Target before any Governmental Authority, nor are the Vendors aware of any facts which should, or could, form the basis of any such Claim, Order, investigation.

3.1.29	Environmental Matters. Except as disclosed in Section 3.1.29 of the Disclosure Letter:

(a)	Each Target and the Real Properties are and have been in compliance with all Environmental Laws in effect in any jurisdiction where a Real Property is located and in any jurisdiction where any Target is presently operating or has operated.

(b)	Each Target has obtained from the relevant Governmental Authorities all Environmental Authorizations required to operate the Business on the Real Properties, and all such Environmental Authorizations remain valid and in good standing on the date hereof and will be valid and in good standing on the Closing Date.

(c)	None of the Real Properties or of the immovable or real properties formerly owned by the Targets or over which any Target has or had charge, management, custody or control (i) has ever been used for purposes of carrying on an industrial or commercial activity as categorized in Schedule III of the Land Protection and Rehabilitation Regulation (c. Q 2, r. 37); or (ii) has ever been used by any Target or any Person under its control as a waste disposal site; or (iii) has ever contained equipment, such as emergency back-up generators, that discharges air emissions in excess of the limits prescribed under applicable Environmental Laws; or (iv) has ever had, asbestos, asbestos-containing materials, PCBs, lead, radioactive substances or other Hazardous Material located on, at, in or under the land, soil, surface water or groundwater of the Real Properties, except in compliance with Environmental Laws, nor was there any petroleum equipment, active or abandoned, aboveground or underground, located on, at or under any of the Real Properties, other than where such matters were in compliance with Environmental Laws.

(d)	To the knowledge of the Vendors, no property adjacent to any of the Real Properties is contaminated, or is at risk of being contaminated or is a potential source of contamination for any Real Property and no Hazardous Material in excess of the limits prescribed under applicable Environmental Laws is (i) present at the limits of any Real Property, or (ii) represents a serious risk of off-site contamination on or from any Real Property.

(e)	No Target has transported, removed or disposed of any Hazardous Materials outside of Canada or the United States, or to a location that is not duly authorized by the appropriate Governmental Authority to receive such Hazardous Materials.

(f)	No Target has been required by any Governmental Authority to (i) alter any of the Real Properties in a material way in order to be in compliance with Environmental Laws, (ii) file any notice with any Governmental Authority relating to any potential or actual contaminated Real Property, or (iii) conduct a cessation of activities, a change of use all within the meaning of Section IV.2.1 of the Environment Quality Act, a closure, an environmental rehabilitation or an environmental remediation of any Real Property.

(g)	There are no pending Claims or, to the knowledge of the Vendors, Threatened Claims or restrictions of any nature arising, resulting under or pursuant to any Environmental Laws with respect to or adversely affecting any Target or any of the Real Properties. No Target and none of their respective directors or officers has been convicted of an offense for non-compliance with Environmental Laws, been fined or received a penalty for non-compliance with Environmental Laws or settled a lawsuit relating to non-compliance with Environmental Laws.

(h)	The Targets have not received, and have no reasonable basis to expect the receipt of, any directive, inquiry, notice, Order, non-compliance, warning, sanction or other communication from any Governmental Authority or other Persons that relates to any Hazardous Material or to any offence or failure or any non-compliance real, alleged or potential, in connection with applicable Environmental Laws and they do not believe that there is a reasonable basis for receiving any such directive, inquiry, notice, Order, warning or other communication.

(i)	The Targets have provided the Purchaser with complete and accurate copies of all documents and information in their possession or control relating to the existing Environmental condition of the Real Properties, including any environmental reports, any Environmental Authorization and any written correspondence with any Governmental Authority related to the Environmental condition of the Real Properties.

3.1.30	Tax Matters. In each case, except as disclosed on Section 3.1.30 of the Disclosure Letter:

(a)	Each of the Targets has duly and timely made or prepared or caused to be made or prepared and filed all Tax Returns required to be filed by it prior to the Closing Date with the appropriate Governmental Authorities and has duly, completely and correctly reported to such appropriate Governmental Authorities all income and all other amounts and information required to be reported thereon and all such Tax Returns continue to be true, correct and complete in all material respects. No claim has ever been made by an authority in a jurisdiction where the Targets do not file Tax Returns that such Target is or may be subject to taxation by that jurisdiction, or is otherwise required to file Tax Returns in that jurisdiction.

(b)	The Targets have paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by them whether or not assessed by the appropriate Governmental Authority and there are no Taxes that would be due if asserted by any Governmental Authority. The Targets have established reserves that are reflected on their Books and Records and on the Financial Statements that are adequate for the payment by the Targets of all Taxes that are not yet due and payable (and that will not be due and payable by the Closing Date) and that relate to periods or portions thereof ending on or prior to the Closing Date. Except to the extent provided for in the Financial Statements, the Targets are not liable for any Tax at the date hereof, no deficiencies for any Taxes have been asserted in writing or assessed against the Targets which remain unpaid, except for deficiencies which are being contested in good faith and for which adequate provision has been made in the Financial Statements.

(c)	With respect to any period for which Tax Returns are not yet required to be filed or for which Taxes are not yet due and payable, the Targets have only incurred liabilities for Taxes in the Ordinary Course.

(d)	Further to any audits that might have been conducted on the Targets, the Tax Authorities have not challenged their residency for Tax purposes and there are no valid grounds for such challenge.

(e)	The Targets will not be required to include any item of income in, or exclude any item of deduction from, taxable income for a period (or portion thereof) ending on or after the Closing Date as a result of any (i) change in accounting methods or principles; or (ii) instalment sale gain, where the inclusion in income would result in a Tax liability in excess of the reserves therefore; (iii) agreement with any Governmental Authority executed prior to the Closing; (iv) intercompany transaction entered into prior to the Closing; (v) open transaction disposition made prior to the Closing; or (vi) prepaid amount received on or prior to the Closing Date.

(f)	The Targets have not requested or entered into any agreement or other arrangement or executed any waiver, which agreement, arrangement or waiver is still in effect, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which the Targets are or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Targets are or may be liable; (iii) the Targets are required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authorities may assess or collect Taxes for which the Targets are or may be liable.

(g)	There are no reassessments of Taxes or notices of Tax deficiencies that have been issued and are outstanding with respect to the Targets. There are no Claims now pending or, to the knowledge of the Vendors, Threatened against the Targets in respect of any Tax Return or of any such Taxes and there are no matters under discussion, audit, objection or appeal with any Governmental Authorities relating to such Taxes and there are no matters under discussion, audit, objection or appeal with any Governmental Authorities relating to such Taxes. More specifically, but without limiting the generality of the foregoing, no Tax Authority is now asserting or, to the knowledge of the Vendors, Threatening to assert against the Targets any deficiency or Claim for additional Taxes and there are no such deficiencies or potential Claims for additional Taxes and there are no requests for information currently outstanding that could affect the Taxes of the Targets.

(h)	Each of the Vendors and the Targets has duly and timely withheld from any amount paid or credited, or deemed paid or credited, by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount, has duly and timely remitted the same to the appropriate Governmental Authorities, has complied in all material respects with all Tax information reporting provisions of all applicable Laws, and has not received any notice that it is in violation of any applicable Law relating to the payment or withholding of Taxes. Each of the Vendors and the Targets has remitted all Quebec Pension Plan contributions, Canada Pension Plan contributions, other applicable pension contributions, unemployment insurance premiums, employer health Taxes and other Taxes payable by each of them in respect of their Employees and have remitted such amounts to the proper Governmental Authorities within the time required by applicable Laws.

(i)	For all transactions between the Vendors or the Targets on the one hand, and any non-resident Person with whom the Vendors or the Targets was not dealing at arm’s length during a taxation year ending on or before the Closing Date on the other hand, each of the Vendors and the Targets, as applicable, has respected the contemporaneous documentation requirements imposed by Law and made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or any corresponding provision of other applicable law). No Governmental Authority is asserting (or has threatened to assert) in writing a claim against the Targets under or as a result of a failure to maintain arm’s length treatment with respect to intercompany transactions.

(j)	Where a Target is required by applicable Law to be registered under an applicable valued-added or sales tax Law, it is duly registered under such Law. Each Target has timely collected paid and remitted to the appropriate Governmental Authorities when required by Law to do so, all amounts required to be collected, deemed to have been collected by it or that should have been collected or paid on account of all Taxes under any valued-added or sales tax Law in Canada.

(k)	Section 3.1.30 of the Disclosure Letter accurately sets out the status of the following tax accounts of the Targets as of the Closing Date: (i) the adjusted cost base of the shares of the Targets, (ii) the paid-up capital for purposes of the Tax Act of its issued and outstanding shares (by class and series) and all the Tax elections in prescribed forms, designations and elections made and filed on behalf of, or in respect of, the Targets for every taxation year ended on or prior to the Closing Date to the extent that these elections and designations are relevant in any taxation year commencing after the Closing Date.

(l)	The Targets do not have, nor had, any obligation to file on or prior to the Closing Date any Tax Return required to be made, prepared or filed under the applicable Law of any jurisdiction in respect of any Taxes and the Targets do not have any outstanding liability on account of any failure to comply with any such obligation.

(m)	The Targets are neither (i) a party to any tax sharing, indemnification or allocation agreement (other than any agreement entered into in the ordinary course of business and not primarily related to Taxes, such as a loan or lease agreement); nor (ii) have any Liability for the Taxes of any Person under applicable Law, as a transferee or successor or by contract or agreement.

(n)	The Targets are, in all material respects, in compliance with the terms and conditions of any applicable Tax exemptions, Tax agreements or Tax Orders of any Governmental Authority to which they are subject.

(o)	Any adjustment of Taxes of the Targets made by a Governmental Authority which is required to be reported to another Governmental Authority has been so reported.

3.1.31	Related Party Transactions. Section 3.1.31 of the Disclosure Letter sets forth a complete and accurate list (including the name of the parties) of all Contracts between (i) the Vendors and the Targets, (ii) any Targets and any Related Party. Complete and accurate originals (or a detailed summary in the case of any verbal agreement) of each such Contract (and, where no originals are available to the Targets, copies of such Contracts) were delivered to the Purchaser.

3.1.32	Employee Matters

(a)	Section 3.1.32 of the Disclosure Letter contains a complete and accurate list of: (i) all Employees, as well as all consultants, sales representatives, agents or directors employed or engaged by the Targets showing, for each such Person, the name, the employer, his/her title, date of hire, vacation pay entitlement, leave of absence status, current annual remuneration, bonus entitlement and any other entitlement or benefit, and (ii) all Persons to whom offers of employment or engagement under an employment, consultancy or service agreement has been made by any Target that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

(b)	Section 3.1.32 of the Disclosure Letter also contains, separately, a complete and accurate list of all written individual employment, management, consulting or agency Contracts, any written employee or human resources personnel policies, handbooks or manuals of any Target, any change of control agreement, indemnity agreement, agreement as to the length of notice of termination of employment, all Collective Agreements, and any severance, retention or separation Contracts. Complete and accurate copies of such Contracts have been delivered to the Purchaser and complete and accurate copies of policies, handbooks or manuals have been made available to the Purchaser.

(c)	Except as set forth in Section 3.1.32 of the Disclosure Letter, no Target is bound to any employment or service contract (whether written or oral) with any Employee, consultant or other Person which is not terminable on the giving of reasonable notice in accordance with applicable Law, nor are there any management agreements, retention bonuses or employment contracts providing for cash or other compensation or benefits upon the consummation of the transaction contemplated by this Agreement.

(d)	The Targets are not, nor have they been, a party, either directly or by operation of law, to any Collective Agreement. No trade union, council of trade unions, employee bargaining agency, association of employees or affiliated bargaining agent holds bargaining rights with respect to any of the Employees by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or has applied or to the knowledge of the Vendors, Threatened to apply, to be certified as the bargaining agent of any of the Employees. To the knowledge of the Vendors, there are no pending or Threatened union organizing activities involving the Employees.

(e)	Except as set forth in Section 3.1.32 of the Disclosure Letter, each Target has complied in all material respects with all applicable employment Contracts, written employee or human resources personnel policies (to the extent they contain enforceable obligations), handbooks or manuals relating to the Targets (to the extent they contain enforceable obligations), any severance or separation Contracts, collective agreements, codes of conduct or practice, customs and practices and all applicable Laws relating to labour and employment matters, including any provision thereof relating to wages, salary or other compensation, pension provisions, the payment of employee benefits including any bonus under the relevant bonus scheme, hours of work or other employment standards, immigration, data protection, personal information protection, occupational safety and health, workers’ compensation, compensation and health compensation for employment injuries and the consequences they entail, labour relations, collective bargaining, human rights, unfair labour practices, discrimination in employment, pay equity or provisions relating to termination of employment, and there are no payments due thereunder which have not been paid. Except as set forth in Section 3.1.32 of the Disclosure Letter, there are no outstanding Claims with respect to the Employees or in respect of such Laws.

(f)	All accruals for unpaid vacation pay or other paid leaves or benefits, premiums for employment insurance, Québec and Canada Pension Plan premiums (and premiums under similar legislation in the other applicable jurisdictions), accrued wages, salaries, bonuses, incentive payments, commissions and employee benefit plan payments have been reflected in the Financial Statements or will be reflected on the Closing Date Financial Statements, and there is no fact that indicates that such accruals reflected in the Financial Statements are understated.

(g)	None of the Targets or the Vendors has or has any reason to expect any labour dispute, and there is no reason to believe that there may be an interruption of operations or that the consummation of the transactions contemplated by this Agreement will result in a disruption in, or change in the quality of, current labour relations. There is no strike or lock-out occurring or, to the knowledge of the Vendors, Threatened. No Target has suffered during the past thirty-six (36) months any strike, lock-out, work stoppage or slackening, or other labour dispute.

(h)	No liability has been incurred and which remains outstanding by any Target for breach of any contract of service or for services, for reinstatement or re-engagement, or for compensation for wrongful or unfair dismissal or discrimination or for failing to comply with any order for the reinstatement or re-engagement of any employee or for failure to comply with a tribunal or court order, decision, binding recommendation or determination relating to an employee or former employee. No material gratuitous payment has been made or promised by any Target in connection with the termination or proposed termination of the employment of any present or former director or employee. There is no person previously employed by the Vendors or the Targets who, to the knowledge of the Vendors, now has or may have a right to return to work or a right to be re-instated or be re-engaged by any Target.

(i)	The Vendors have provided the Purchaser with all inspection reports in the possession of the Vendors and issued within the last three (3) years, under occupational health and safety Laws relating to the Business or any Target. There are no outstanding inspection orders nor any pending or to the knowledge of the Vendors, Threatened, charges made under any occupational health and safety Laws relating to the Business or any Target. There have been no fatal or critical accidents within the last three (3) years which might lead to charges under occupational health and safety Laws relating to the Business or any Target. The Vendors have complied in all respects with any orders issued under occupational health and safety Laws relating to the Business or any Target. There are no appeals of any orders under occupational health and safety Laws relating to the Business or any Target which are currently outstanding.

(j)	There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “Assessments”) or any other communications related thereto which the Vendors have received from any workers’ compensation or workplace safety and insurance board or similar Governmental Authorities in any jurisdictions where the Business is carried on. There are no Assessments which have not been paid in full and there are no facts or circumstances which may result in an increase in liability to the Vendors or any Target under any applicable workers’ compensation or workplace safety and insurance Laws after the Closing.

3.1.33	Employee Plans. There are no Employee Plans, including any related trust agreements, insurance contracts and other documents governing any Employee Plan, in effect among the Employees and the Vendors or the Targets, nor have there ever been. Neither the Vendors nor the Targets have initiated any steps or made any written or oral commitments to implement any Employee Plan.

3.1.34	Data protection. Each Vendor and Target has fully complied with the requirements of all applicable Laws concerning rights in respect of privacy and personal data.

3.1.35	Real Properties

(a)	Section 3.1.35 of the Disclosure Letter contains a list of all of the Real Property Leases setting out, in respect of each Real Property Lease, the identity of the lessor and of the lessee, a description of the leased premises (by municipal address and proper legal description), the term of the Real Property Lease (specifying the current expiration date), the space occupied, the rental payments under the Real Property Lease (specifying any breakdown of base rent and additional rents and the date through which such payments have been made), any security deposit or other guarantee such as letters of credit or movable hypothecs, any rights of renewal or termination and the terms thereof, any “must operate” requirements and any restrictions on use of leased premises or on assignment or change of control of the lessee. Complete and accurate copies of the Real Property Leases including all amendments, modifications, notices or memoranda of lease, all estoppel certificates or subordinations, non-disturbance and attornment agreements, if any, and other documents related thereto have been delivered to the Purchaser.

(b)	All rent to be paid and other payments required to be made by any Target pursuant to the Real Property Leases have been duly paid or made to date, and no Target is otherwise in default in meeting its obligations under any of the Real Property Leases. The Targets are not party to any lease or sub-lease as lessor or sub-lessor. None of the lessors under any of the Real Property Leases is in default in meeting any of its obligations under any of the Real Property Leases. No situation exists which, by reason of the passage of time or the giving of notice, or both, would constitute a default by any party to any of the Real Property Leases.

(c)	The present use of, and operations conducted at, each Leased Real Property is permitted under the terms of the Real Property Lease applicable thereto, and no Real Property Lease is a sublease.

(d)	Section 3.1.35 of the Disclosure Letter also contains, separately, a complete and accurate list of all Owned Properties. Except for Permitted Encumbrances, the Targets are the absolute legal beneficial owners of and have good and marketable title to, all the Owned Properties, free and clear of all Encumbrances.

(e)	The Real Properties constitute all of the real and immovable property interests held for use, or used, by the Targets.

(f)	Except as disclosed in Section 3.1.35 of the Disclosure Letter, there are no Contracts granting to any other Person the option to or the right of use or occupancy of any of the Real Properties (or any portion thereof), and there is no other Person in possession of all or any portion of the Real Properties.

(g)	None of the facilities currently existing on any of the Real Properties encroaches upon, and any facilities under construction on any of the Real Properties will not encroach upon, the real or immovable property of any other Person except for Permitted Encumbrances. No facility of any other Person encroaches upon any of the Real Properties. Each facility currently existing on any of the Real Properties is supplied with utilities and other services (including gas, electricity, water, drainage, sanitary sewer, storm sewer, fire protection and telephone) necessary for the operation of such facility as the same is currently operated. Each parcel of Real Property has a legally valid and enforceable right to access by Persons or vehicles to a public road.

(h)	Owned Properties are zoned in a final and binding manner which permits its current use.

(i)	Except as disclosed in Section 3.1.35 of the Disclosure Letter, there are no outstanding Work Orders or other requirements or notices relating to the Real Properties which have been issued by any other Governmental Authority or any board of any fire underwriters or any insurer nor are there any notices or matters under discussion with any such departments or authorities relating to Work Orders or other requirements or notices;

(j)	The Targets have not received any notice from any Governmental Authority with respect to any by-law change affecting any of the Real Properties or any notice relating to any threatened or pending condemnation of any of the buildings located on the Real Properties.

(k)	The Targets have not received any notice and are not aware of any material or substantial facts or circumstances relating to any of the Real Properties or to the zoning, or permitted uses thereof, or the provisions of any of the Real Property Leases, which have not been disclosed to the Purchaser and which might, if disclosed, be reasonably expected to affect the Purchaser’s decision to enter into this Agreement.

(l)	All repairs and improvements to the buildings located at the Real Properties being carried out by the Vendors shall be completed in a good and workerlike manner and fully paid for prior to the Closing Date.

(m)	To the knowledge of the Vendors, there are no latent defects in the Real Properties.

(n)	No business or operations are conducted at or on any of the Real Properties other than those of the Targets.

(o)	Complete and accurate copies of all Real Estate Leases and of all certificates of location, surveys, title, opinion or report, deeds of acquisition and title insurance which relate, in whole or in part, to the Owned Properties have been given to the Purchaser.

3.1.36	Intellectual Property Rights

(a)	Section 3.1.36 of the Disclosure Letter contains a complete and accurate list of (i) all registered Intellectual Property of each Target; (ii) all pending applications for Intellectual Property; (iii) all domain names and social media identifiers that are owned in connection with the business of the Targets; (iv) all trade-marks and trade names used and owned by the Targets that have not been registered or applied for (indicating for each trade-mark or trade name the relevant products, services and activities); and (v) any other Intellectual Property owned by the Targets that is necessary and important for the Business, products and services as they stand at the date of Closing (hereinafter collectively the “Key Intellectual Property of the Targets”). One Target is the exclusive owner of each item of Key Intellectual Property of the Targets, free and clear of all Encumbrances other than Permitted Encumbrances. Complete and accurate copies of all the aforesaid registrations and applications, in each case as amended or otherwise modified and in effect, have been delivered to the Purchaser.

(b)	Each item of registered or applied for Intellectual Property listed in Section 3.1.36 of the Disclosure Letter (i) is validly existing, subsisting and in full force and effect, is not subject to cancellation for failure to use or unauthorized use by third parties, (ii) was validly registered or issued or, in the case of an application, was applied for in compliance with applicable legislation, (iii) was renewed or extended to the full extent permitted by applicable law, (iv) will be valid, subsisting and in full force and effect on identical terms immediately following Closing, and (v) is not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days following the Closing, save as specifically set forth in Section 3.1.36 of the Disclosure Letter. Nothing has been done or not been done as a result of which any Intellectual Property has ceased or might cease to be valid, subsisting and in full force and effect.

(c)	To the knowledge of the Vendors no third party (i) infringes, nor has infringed in the three (3) year period prior to Closing, any Intellectual Property of the Targets; (ii) is committing, nor has committed in the three (3) year period prior to Closing, any misappropriation, passing off or actionable illegal acts in connection with the Intellectual Property of the Targets.

(d)	To the knowledge of the Vendors, the activities, products and services of the Targets: (i) have not infringed, do not infringe and are not likely to infringe the Intellectual Property of any third party; (ii) have not constituted, do not constitute and are not likely to constitute any breach of confidence, passing off or actionable act of unfair competition or other illegal acts in connection with the Intellectual Property of a third party; and (iii) have not given and do not give rise to any obligation to pay any royalty, fee, compensation or any other sum whatsoever in connection with the Intellectual Property of a third party.

(e)	No other Person has the right to use any Intellectual Property owned by Targets. No Governmental Authority has funded or contributed to the development of Intellectual Property of any Target.

(f)	Each Target has taken all commercially reasonable steps (including measures to protect secrecy and confidentiality) to protect its respective right, title and interest in its Intellectual Property, including, without limitation, by registering Intellectual Property, by contractual means, by physical means and by electronic means. To the knowledge of the Vendor, there has been no unauthorized disclosure of such Intellectual Property made in a manner that would prevent any Target or a successor in interest from obtaining a right in respect of any such Intellectual Property that would otherwise be susceptible to obtain.

3.1.37	Computer Systems and Software. The computer systems and software of the Targets or made available to the Targets by means of cloud computing, including servers, personal computers and special purpose systems, websites, databases, telecommunications equipment and facilities and other information technology systems, are fully operational, are adequate for the current needs of the Targets, and members of the Targets may access at no cost at all times the documentation required for their operation, such documentation describing, among other things, the operation and maintenance of all hardware, software, operating systems, applications and utilities. The Targets are in full compliance with all terms and conditions stipulated by the licenses governing the computer systems and software used by Targets in connection with the Business.

3.1.38	Insurance

(a)	Each Target maintains such policies of insurance, issued by responsible and reputable insurers, as is appropriate adequate and sufficient for the conduct of business, in such amounts and covering such risks and with such deductibles as are generally maintained by like businesses.

(b)	Section 3.1.38 of the Disclosure Letter contains a complete and accurate list of all fidelity bonds and insurance policies currently maintained by or for any Target, as well as all self-insurance arrangements (including reserves established thereunder). Such policies and arrangements, including the coverage thereunder: (i) are in full force and effect; (ii) are sufficient for compliance with all requirements of Law and all agreements to which any Target is a party. Complete and accurate copies of all such policies and arrangements which the Vendors have in their possession have been delivered to the Purchaser.

(c)	No Target is in default under any provision of any such policy or arrangement and has not received notice of cancellation or non-renewal of any such policy or arrangement, and no misstatement or misrepresentation has been made by any Target in any application for any policy of insurance. There is no Claim by any Target pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters or carriers of such policies and, to the knowledge of the Vendors, there is no basis for denial of any claim under any such policy. All claims, occurrences, litigation and circumstances that could lead to a Claim that would be covered by insurance policies of the Targets have been properly reported to and accepted by the applicable insurer.

(d)	The Vendors have no knowledge of any state of facts, or of the occurrence of any event, which the Vendors know or have reason to believe might reasonably result in a material increase in insurance premiums of any Target. No Target has received any notice from or on behalf of any insurance carrier issuing such policies that any policy will be amended or that any modification of any of the methods of doing business by any Target, or any assets thereof, will be required or suggested.

3.1.39	Warranties and Product Liability. Attached as Section 3.1.39 of the Disclosure Letter hereto is a description of each express warranty, if any, given by each Target with respect to services sold during the past three (3) years and the Purchaser has been provided with a complete and accurate copy of each such warranty. During such three (3) year period, there has been no change in the policies of any Target relative to such warranties or returns and allowances.

3.1.40	No Broker. Neither the Vendors nor any Target has any liability of any kind to any broker, intermediary, agent or any similar Person for or on account of the transactions contemplated herein.

3.1.41	Material Facts Disclosed. No representation or warranty in this Agreement or in any Closing Document contains any untrue statement of a material fact and the representations and warranties contained in this Agreement and in any Closing Document do not omit to state any material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective purchaser of the Purchased Shares seeking full information as to the Purchased Shares, the Targets, the Business and their assets.

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Representations in respect of the Purchaser

3.2.1	Organization. The Purchaser has been duly constituted under all applicable Laws, is validly subsisting and in good standing under the Laws of its jurisdiction of constitution. The Purchaser has full corporate or legal power and authority to own and lease its properties and carry on its businesses as currently owned and carried on.

3.2.2	Authority and No Violation

(a)	The Purchaser has the requisite power and authority to enter into this Agreement and each Closing Document to which it is a party and to perform its obligations hereunder and thereunder. The execution of this Agreement by the Purchaser and of each Closing Document to which it is a party and the consummation by it of the transactions contemplated by this Agreement and each Closing Document to which it is a party have been duly approved.

(b)	This Agreement and each Closing Document to which the Purchaser is a party have been duly executed by the Purchaser and constitute legal, valid and binding obligations, enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(c)	The approval of this Agreement and each Closing Document to which the Purchaser is a party, the execution by the Purchaser of this Agreement and each Closing Document to which it is a party and the performance by the Purchaser of its obligations hereunder and thereunder and the completion of the transactions contemplated herein and thereby, will not result in a violation of, default under or breach of, require any consent to be obtained under or give rise to any termination rights by a third party, payment obligation or rights of a third party under any provision of:

(i)	the certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder in respect of the Purchaser; or

(ii)	any Laws.

3.2.3	Approvals and Consents. No sanction, ruling, consent, order, exemption, permit, declaration, filing, waiver or other approval of any Governmental Authority or other Person is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement or any Closing Documents to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby or thereby.

3.2.4	Accredited Investor Status. The Purchaser is an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions.

3.2.5	Residency. The Purchaser is not a “non-resident” of Canada within the meaning of the Tax Act.

3.2.6	Targets’ Assets. Purchaser has, prior to the date of this Agreement, inspected the assets of the Targets (including, without limitation, the Fixed Assets and the Real Properties). Subject to, and without limiting, the Purchaser’s indemnification rights set forth in this Agreement, including with respect to the right to be indemnified for any Retained Liabilities, the Purchaser acknowledges and agrees that no warranty or representation as to the condition of the assets of the Targets is given by the Vendors or Targets or any Related Party, other than as set forth in Schedule 3.1.

3.2.7	Employment Matters. Purchaser represents that it will enter into new employments agreements with the Transferred Employees and undertakes to respect the current terms of employment of each of the Transferred Employees.

3.2.8	Litigation. No Proceeding is pending or, to the Purchaser’s knowledge, threatened against the Purchaser that may adversely affect its ability to enter into this Agreement, the Closing Documents or for the Purchaser to complete the Purchase of the Purchased Shares and the assumption of the Assumed Liabilities, or the consummation by the Purchaser of the transactions contemplated hereby or thereby.

SCHEDULE 4.6.1(A)

PRE-CLOSING REORGANIZATION